**UNITED STATES**
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

**FORM 6-K**
**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16**
**UNDER**
**THE SECURITIES EXCHANGE ACT OF 1934**

**For the month of November 2006**

# ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

**1618 Station Street,**
**Vancouver, B.C.**
**Canada V6A 1B6**
**(604) 221-7676**

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____                    Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                    No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____.

EXHIBIT INDEX

| Exhibit Number | Description of Document |
|---|---|
| 1 | Business Acquisition Report dated November 24, 2006 (See "Explanatory Note" below) |

EXPLANATORY NOTE

This Form 6-K (the "Form 6-K"), filed by Angiotech Pharmaceuticals, Inc., contains an amended and restated business acquisition report ("BAR"), originally filed with the Canadian Securities Commissions and on Form 6-K with the SEC on June 6, 2006 and a subsequent amendment on October 24, 2006, in connection with the Company's acquisition of American Medical Instruments Holdings, Inc.  The BAR has been amended to correct the computation of pro forma interest expense in the pro forma financial statements included in Schedule C in the BAR.

FORWARD-LOOKING STATEMENTS

Statements contained in this report that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute "forward-looking information" within the meaning of applicable Canadian securities laws.  All such statements are made pursuant to the "safe harbor" provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2006 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technological changes that impact our existing products or our ability to develop and commercialize future products; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon, and relationships with strategic alliance partners to develop and commercialize products and services based on our work; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; other factors referenced in our annual information form and other filings with the applicable Canadian securities  regulatory authorities or the Securities and Exchange Commission; and any other factors that may affect performance.

In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to successfully complete preclinical and clinical development of our products; the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; the competitive environment and impact of technological change; the continued availability of capital to finance our activities; our ability to integrate into our business the operations of AMI; and, our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI.

**Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements.** We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this report to reflect future results, events or developments.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

*ANGIOTECH PHARMACEUTICALS, INC.*

Date:    November 24, 2006              By    /s/ K. Thomas Bailey
                                                Name: K. Thomas Bailey
                                                Title:   Chief Financial Officer

**Exhibit 1**

**FORM 51-102F4**

**BUSINESS ACQUISITION REPORT**

**ANGIOTECH PHARMACEUTICALS, INC.**

## Item 1 – Identity of the Company

**1.1     Name and Address of Company**

Angiotech Pharmaceuticals, Inc. (the "Company")
1618 Station Street
Vancouver, BC  V6A 1B6
Canada

**1.2     Executive Officer**

Further information regarding the matters described in this business acquisition report may be obtained from K. Thomas Bailey, Chief Financial Officer, or Jay Dent, Vice President, Finance and Accounting who are knowledgeable about the acquisition described herein, and may be contacted at telephone (604) 221-7676.

## Item 2 – Details of Acquisition

**2.1     Nature of Business Acquired**

American Medical Instruments Holdings, Inc. ("AMI") is a leading independent manufacturer of a variety of single-use medical device products for specialty areas such as vascular surgery, interventional radiology, general surgery, wound closure, and minimally-invasive cosmetic surgery. AMI was formed in 2003 following the purchase of a majority interest in several medical technology companies by RoundTable Healthcare Partners from The Marmon Group. AMI has global operations in 12 locations and four countries, including over 550,000 square feet of modern manufacturing operations. Post transaction, the Company will have two specialty sales forces operating on a worldwide basis; one focused primarily on general surgery, plastic surgery and ophthalmic surgery, and the second focused on vascular surgery, interventional radiology and tumor biopsy.  For additional details refer to the Company's "Annual Information Form" for the year ended December 31, 2005 under the "General Development of the Businesses" section which were publicly filed on SEDAR and furnished to the SEC on a Form 6-K on EDGAR on March 31, 2006.

**2.2     Date of Acquisition**

March 23, 2006.

**2.3     Consideration**

Unless otherwise indicated, all information presented in this Business Acquisition Report is stated in U.S. dollars.  The Company completed the acquisition of 100% of the equity of AMI for approximately $787.9 million in cash subject to post-closing adjustments, estimated direct and incremental third party acquisition costs of $8.6 million and estimated financing costs of $18.4 million.  Concurrently, the Company completed an offering of $250 million in aggregate principal amount of senior subordinated notes due in 2014 in a private placement transaction, and entered into a $425 million senior secured credit facility consisting of a $350 million term facility maturing in 2013 and a $75 million revolving credit facility. The net proceeds from the sale of the $250 million 7.75% senior subordinated notes and the $350 million term loan, as well as cash on hand, were used to finance the acquisition. The Company has not drawn on any of the $75 million revolving credit facility.

### 2.4 Effect on Financial Position

The acquisition was accounted for under the purchase method of accounting. Accordingly, the assets and liabilities of AMI are consolidated with those of the Company from March 23, 2006. As described above, concurrent with the acquisition of AMI, the Company completed an offering of $250 million in aggregate principal amount of senior subordinated notes due in 2014 in a private placement transaction, and entered into a $425 million senior secured credit facility consisting of a $350 million term facility maturing in 2013 and a $75 million revolving credit facility. The Company also used approximately $215 million of available cash on hand resources. No amounts of the $75 million credit facility were drawn on. Currently, there are no plans or proposals to liquidate, sell, lease or exchange all or a substantial part of its assets, to amalgamate the business with any other business organization or to make any other material changes to our business or the business acquired as a result of the acquisition of AMI which would have a significant effect on the results of operations and financial position of the Company.

### 2.5 Prior Valuations

None

### 2.6 Parties to the Transaction

Not applicable

### 2.7 Date of Report

November 24, 2006.

## Item 3 – Financial Statements

Schedule A –     American Medical Instruments Holdings, Inc.'s audited consolidated financial statements for the two years ended December 31, 2005 and 2004 and for the period from May 1, 2003 (Inception) to December 31, 2003 together with the notes and the report of the independent auditors thereon;

Schedule B –     American Medical Instruments Holdings, Inc.'s unaudited interim consolidated financial statements for the period ending March 22, 2006 and the quarter ended March 31, 2005; and

Schedule C –     Angiotech Pharmaceuticals, Inc.'s unaudited pro forma statements of income for the year ended December 31, 2005 and the three months ended March 31, 2006 together with the notes thereon.

# Schedule A

American Medical Instruments Holdings, Inc.'s audited consolidated financial statements for the two years ended December 31, 2005 and 2004 and for the period from May 1, 2003 (Inception) to December 31, 2003 together with the notes and the report of the independent auditors thereon.

# American Medical Instruments Holdings, Inc. and Subsidiaries

**Consolidated Financial Statements**
**December 31, 2005, 2004 and 2003**

# American Medical Instruments Holdings, Inc. and Subsidiaries
**Index**
**December 31, 2005, 2004 and 2003**

|  | Page(s) |
|---|---|
| **Report of Independent Registered Public Accounting Firm** | 1 |
| **Consolidated Financial Statements** | |
| Consolidated Balance Sheets | 2 |
| Consolidated Statements of Operations | 3 |
| Consolidated Statements of Stockholders' Equity | 4 |
| Consolidated Statements of Cash Flows | 5 |
| Notes to Consolidated Financial Statements | 6-28 |

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors of
American Medical Instruments Holdings, Inc. and Subsidiaries

In our opinion, the accompanying balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of American Medical Instruments Holdings, Inc. and Subsidiaries at December 31, 2005, 2004 and 2003, and the results of their operations and their cash flows for each of the years ended December 31, 2005 and 2004 and the period from May 1, 2003 to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company has restated its 2005, 2004 and 2003 financial statements.

As discussed in Notes 2 and 13 to the consolidated financial statements, the Company has adopted Statement of Financial Accounting Standard No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," effective July 1, 2003.

/s/ PricewaterhouseCoopers LLP

February 20, 2006, except for Notes 2, 13, 20 and 22
as to which the date is October 23, 2006

# American Medical Instruments Holdings, Inc. and Subsidiaries
## Consolidated Balance Sheets
## December 31, 2005, 2004 and 2003

| (In thousands of dollars) | 2005 Restated (Note 2) | 2004 Restated (Note 2) | 2003 Restated (Note 2) |
|---|---:|---:|---:|
| **Assets** | | | |
| Current assets | | | |
| Cash and cash equivalents | $ 4,403 | $ 8,888 | $ 2,246 |
| Accounts receivable, net | 24,076 | 19,310 | 16,689 |
| Inventories | 27,501 | 27,690 | 23,745 |
| Prepaid expenses and other assets | 2,612 | 4,541 | 3,042 |
| Deferred income taxes | 2,029 | 2,181 | 2,974 |
| Total current assets | 60,621 | 62,610 | 48,696 |
| Property, plant and equipment, net | 41,897 | 42,793 | 43,621 |
| Goodwill | 70,122 | 58,273 | 58,273 |
| Intangible assets, net | 48,024 | 51,673 | 55,440 |
| Debt issuance costs, net | 827 | 1,019 | 591 |
| Other assets | 281 | 190 | 22 |
| | 119,254 | 111,155 | 114,326 |
| Total assets | $ 221,772 | $ 216,558 | $ 206,643 |
| **Liabilities and Stockholders' Equity** | | | |
| Current liabilities | | | |
| Accounts payable | $ 7,069 | $ 9,060 | $ 4,408 |
| Accrued liabilities | 14,816 | 11,555 | 12,215 |
| Current maturities of long-term obligations | 7,500 | 9,384 | 16,250 |
| Total current liabilities | 29,385 | 29,999 | 32,873 |
| Long-term obligations, less current maturities | 103,336 | 122,018 | 75,080 |
| Deferred income taxes | 22,043 | 22,135 | 22,809 |
| Redeemable warrant liability | 34,957 | 17,706 | 13,733 |
| Other long-term liabilities | 1,584 | 1,769 | 837 |
| | 161,920 | 163,628 | 112,459 |
| Total liabilities | 191,305 | 193,627 | 145,332 |
| Stockholders' equity | | | |
| Common stock, par value $0.001 per share, 22,000 shares authorized, 10,074, 10,000 and 10,000 shares outstanding | - | - | - |
| Additional paid in capital | 127,159 | 124,313 | 167,107 |
| Foreign currency translation adjustment | 6 | 1,676 | 807 |
| Retained earnings (deficit) | 6,229 | (131) | (3,676) |
| | 133,394 | 125,858 | 164,238 |
| Less treasury stock at cost (11,682 shares) | (102,927) | (102,927) | (102,927) |
| Total stockholders' equity | 30,467 | 22,931 | 61,311 |
| Total liabilities and stockholders' equity | $ 221,772 | $ 216,558 | $ 206,643 |

The accompanying notes are an integral part of these consolidated financial statements.

# American Medical Instruments Holdings, Inc. and Subsidiaries
## Consolidated Statements of Operations
### Years Ended December 31, 2005 and 2004 and
### Period from May 1, 2003 to December 31, 2003

| *(In thousands of dollars)* | 2005 Restated (Note 2) | 2004 Restated (Note 2) | 2003 Restated (Note 2) |
|---|---|---|---|
| Net sales | $ 174,650 | $ 157,337 | $ 92,652 |
| Cost of sales | 83,144 | 80,380 | 49,248 |
| Gross profit | 91,506 | 76,957 | 43,404 |
| Operating expenses | | | |
| Selling, general and administrative | 56,812 | 46,172 | 27,376 |
| Research and development | 3,341 | 3,139 | 2,010 |
| Total operating expenses | 60,153 | 49,311 | 29,386 |
| Gain on sales of intellectual property | 10,121 | - | - |
| Operating income | 41,474 | 27,646 | 14,018 |
| Other expenses | | | |
| Interest expense | 8,718 | 14,375 | 6,131 |
| Warrants fair value provision | 17,251 | 6,448 | 8,906 |
| Other, net | (120) | (801) | 93 |
| Total other expense | 25,849 | 20,022 | 15,130 |
| Income (loss) before income taxes and cumulative effect of a change in accounting principle | 15,625 | 7,624 | (1,112) |
| Provision for income taxes | 9,265 | 4,079 | 1,964 |
| Income (loss) before cumulative effect of a change in accounting principle | 6,360 | 3,545 | (3,076) |
| Cumulative effect of change in accounting principle | - | - | 600 |
| Net income (loss) | $ 6,360 | $ 3,545 | $ (3,676) |

The accompanying notes are an integral part of these consolidated financial statements.

3

# American Medical Instruments Holdings, Inc. and Subsidiaries
## Consolidated Statements of Stockholders' Equity
### Years Ended December 31, 2005 and 2004 and Period from May 1, 2003 to December 31, 2003

| (In thousands of dollars, except per share data) | Common Stock Shares | Amount | Treasury Common Stock Shares | Amount | Additional Paid-In Capital | Redeemable Warrants | Foreign Currency Translation Adjustment | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|---|---|---|---|---|
| Recapitalization of the Company as restated (Notes 2 and 4) | 10,000 | $ - | 11,682 | $ (102,927) | $ 167,107 | $ - | $ - | $ - | $ 64,180 |
| Issuance of redeemable warrants | - | - | - | - | - | 4,227 | - | - | 4,227 |
| Reclassification of redeemable warrants upon adoption of SFAS No. 150 | - | - | - | - | - | (4,227) | - | - | (4,227) |
| Comprehensive income |  |  |  |  |  |  |  |  |  |
| Net loss | - | - | - | - | - | - | - | (3,676) | (3,676) |
| Foreign currency translation adjustments | - | - | - | - | - | - | 807 | - | 807 |
| Total comprehensive income |  |  |  |  |  |  |  |  | (2,869) |
| **Balances at December 31, 2003, as restated (Note 2)** | 10,000 | - | 11,682 | (102,927) | 167,107 | - | 807 | (3,676) | 61,311 |
| Cash dividend paid ($4,279 per share) | - | - | - | - | (42,794) | - | - | - | (42,794) |
| Comprehensive income |  |  |  |  |  |  |  |  |  |
| Net income | - | - | - | - | - | - | - | 3,545 | 3,545 |
| Foreign currency translation adjustments, net of tax | - | - | - | - | - | - | 869 | - | 869 |
| Total comprehensive income |  |  |  |  |  |  |  |  | 4,414 |
| **Balances at December 31, 2004, as restated (Note 2)** | 10,000 | - | 11,682 | (102,927) | 124,313 | - | 1,676 | (131) | 22,931 |
| Options exercised | 74 | - | - | - | 657 | - | - | - | 657 |
| Compensation expense related to stock options | - | - | - | - | 2,189 | - | - | - | 2,189 |
| Comprehensive income |  |  |  |  |  |  |  |  |  |
| Net income | - | - | - | - | - | - | - | 6,360 | 6,360 |
| Foreign currency translation adjustments, net of tax | - | - | - | - | - | - | (1,670) | - | (1,670) |
| Total comprehensive income |  |  |  |  |  |  |  |  | 4,690 |
| **Balances at December 31, 2005, as restated (Note 2)** | 10,074 | $ - | 11,682 | $ (102,927) | $ 127,159 | $ - | $ 6 | $ 6,229 | $ 30,467 |

The accompanying notes are an integral part of these consolidated financial statements.

# American Medical Instruments Holdings, Inc. and Subsidiaries
## Consolidated Statements of Cash Flows
### Years Ended December 31, 2005 and 2004 and
### Period from May 1, 2003 to December 31, 2003

| (In thousands of dollars) | 2005 Restated (Note 2) | 2004 Restated (Note 2) | 2003 Restated (Note 2) |
|---|---|---|---|
| **Operating activities** | | | |
| Net income (loss) | $ 6,360 | 3,545 | (3,676) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities | | | |
| Depreciation and amortization | 10,927 | 10,560 | 7,487 |
| Compensation expense related to stock options | 2,189 | - | - |
| Cumulative effect of change in accounting principle | - | - | 600 |
| Warrants fair value provision | 17,251 | 3,973 | 8,906 |
| Accretion to redemption value of long-term debt | 818 | 3,637 | 265 |
| Gain on sales of intellectual property | (10,121) | - | - |
| Loss on disposal of property, plant and equipment | 33 | 35 | (31) |
| Write-off of debt issuance costs | - | 839 | - |
| Deferred income taxes | 60 | 119 | 352 |
| Reclassification of net cash settlements on derivative instruments | (143) | 270 | 39 |
| Unrealized gains and losses on derivative instruments | (17) | (348) | 160 |
| Changes in operating assets and liabilities, net of acquisitions | | | |
| Accounts receivable, net | (3,181) | (2,349) | 730 |
| Inventories | 933 | (3,575) | 798 |
| Prepaid expenses and other | 2,676 | (1,449) | (1,180) |
| Accounts payable and accrued liabilities | (4,266) | 4,573 | 670 |
| Net cash provided by operating activities | 23,519 | 19,830 | 15,120 |
| **Investing activities** | | | |
| Acquisition of Point Technologies, Inc., net of cash acquired | (10,193) | - | - |
| Transaction costs | (162) | - | - |
| Purchases of property, plant and equipment | (2,322) | (2,306) | (988) |
| Purchases of license agreements | (3,108) | (2,637) | (516) |
| Proceeds from sale of property, plant and equipment | - | - | 765 |
| Net cash settlements on derivative instruments | 143 | (270) | (39) |
| Net proceeds from sale of intellectual property | 3,232 | - | - |
| Proceeds from the sale of stock investment | 6,889 | - | - |
| Net cash used in investing activities | (5,521) | (5,213) | (778) |
| **Financing activities** | | | |
| Proceeds from long-term obligations | - | 36,884 | - |
| Payments on long-term obligations including the revolver | (21,384) | - | (12,306) |
| Payments on acquired debt | (1,699) | - | - |
| Debt issuance costs | - | (2,345) | - |
| Proceeds from issuance of common stock | 657 | - | - |
| Dividend paid | - | (42,794) | - |
| Net cash used in financing activities | (22,426) | (8,255) | (12,306) |
| **Effect of exchange rate on cash** | (57) | 280 | - |
| Net increase (decrease) in cash and cash equivalents | (4,485) | 6,642 | 2,036 |
| **Cash and cash equivalents** | | | |
| Beginning of period | 8,888 | 2,246 | 210 |
| End of period | $ 4,403 | $ 8,888 | $ 2,246 |
| **Supplemental disclosures of cash information** | | | |
| Cash paid during the period for | | | |
| Interest | $ 8,373 | $ 13,183 | $ 4,453 |
| Income taxes | 6,343 | 3,221 | 3,971 |
| **Non-cash investing activities** | | | |
| Fair market value of stock received for the sale of intellectual property | $ 6,889 | $ - | $ - |

The accompanying notes are an integral part of these consolidated financial statements.

**(In thousands of dollars, except per share data)**

## 1. Description of Business

American Medical Instruments Holdings, Inc. and Subsidiaries (the Company), a Delaware corporation, is 65% owned by RoundTable Healthcare Partners, LP and RoundTable Healthcare Investors, LP (collectively referred to as "RoundTable") and 35% owned by Marmon Medical Companies LLC ("Marmon"). The Company is engaged in the manufacturing and distribution of needles, sutures, blades, biopsy instruments, and other incision and wound care products used in ophthalmology, orthopedics, plastic and reconstructive surgery, dental, general and cardiovascular surgery.

## 2. Restatement

The Company has restated its previously issued financial statements to correct errors in accounting for its outstanding warrants (Note 13), the determination of the new basis of assets and liabilities and a change in the allocation of the RoundTable basis to the assets and liabilities to the Company, deferred income taxes and equity resulting from application of push-down accounting in connection with the ownership change in 2003 (Note 4) and accounting for the debt refinancing in 2004 (Note 10). In addition, the Company has corrected other errors including recording of vacation expense and other items.

The restated financial statements reflect the correction of an error related to the classification and measurement of its contingently redeemable warrants as required in accordance with Statement of Financial Accounting Standards No. 150 ("SFAS No. 150"), "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity," which became effective for the Company on July 1, 2003. Through June 30, 2003, the Company had properly classified its warrants within stockholders' equity. Upon adoption of SFAS No. 150 on July 1, 2003, the Company was required to reclassify the warrants as liabilities; measure the warrants at fair value for each subsequent reporting period and include changes in the fair value of the warrants in its consolidated statements of operations. The cumulative effect of adopting SFAS No. 150 was $600, representing an additional liability that was required to be recorded to reflect the warrants at their fair value on July 1, 2003.

The restated financial statements also reflect the correction of the accounting for the Company's change in ownership on April 30, 2003 as a recapitalization that requires push-down accounting in accordance with Emerging Issues Task Force Topic D-97 *Push-Down Accounting* (Note 4). Because RoundTable and Marmon are considered to be a collaborative group, the assets and liabilities are recorded at the collaborative group's basis in the restated financial statements. The transaction was originally improperly recorded as a business combination using the purchase method of accounting. Additionally, corrections have been made in determining the allocation of fair value to assets and in the recognition of deferred income taxes recorded in connection with the change in ownership and push-down of the collaborative group's basis.

The Company also revised its financial statements to correct an error in its accounting for the debt refinancing on December 9, 2004. The restated financial statements reflect certain portions of the refinancing as a modification and the remaining portion as an extinguishment in accordance with Emerging Issues Task Force 96-19 *Debtor's Accounting for a Modification or Exchange of Debt Instruments* and Emerging Issues Task Force 98-14 *Debtor's Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements*. The Company had previously accounted for the entire

refinancing as a debt extinguishment and expensed all debt issuance costs associated with the original debt that was repaid on December 9, 2004. In the restated financial statements, any costs associated with debt that was modified with the issuance of the debt entered into on December 9, 2004 continue to be capitalized and amortized, with no gain or loss being recorded. Additionally, fees paid to creditors have been reclassified and properly reflected as a reduction in the carrying value of the debt.

The Company has restated its statements of cash flows to revise amounts previously reported as a result of the changes described above and to properly classify cash payments related to transaction costs and the net settlement on derivative instruments.

The tables below summarize the effects of the restatements made to previously issued financial statements.

| (In thousands of dollars) | December 31, 2005 As Reported | December 31, 2005 As Restated | December 31, 2004 As Reported | December 31, 2004 As Restated | December 31, 2003 As Reported | December 31, 2003 As Restated |
|---|---|---|---|---|---|---|
| **Assets** | | | | | | |
| Current assets | | | | | | |
| Cash and cash equivalents | $ 4,403 | $ 4,403 | $ 8,888 | $ 8,888 | $ 2,246 | $ 2,246 |
| Accounts receivable, net | 24,076 | 24,076 | 19,310 | 19,310 | 16,789 | 16,689 |
| Inventories | 27,501 | 27,501 | 27,690 | 27,690 | 23,745 | 23,745 |
| Prepaid expenses and other assets | 2,612 | 2,612 | 4,541 | 4,541 | 3,042 | 3,042 |
| Deferred income taxes | 2,029 | 2,029 | 2,227 | 2,181 | 2,934 | 2,974 |
| Total current assets | 60,621 | 60,621 | 62,656 | 62,610 | 48,756 | 48,696 |
| Property, plant and equipment, net | 41,897 | 41,897 | 42,793 | 42,793 | 43,621 | 43,621 |
| Goodwill | 104,801 | 70,122 | 92,952 | 58,273 | 92,952 | 58,273 |
| Intangible assets, net | 32,860 | 48,024 | 30,949 | 51,673 | 29,156 | 55,440 |
| Debt issuance costs, net | 1,923 | 827 | 2,306 | 1,019 | 2,799 | 591 |
| Other assets | 281 | 281 | 190 | 190 | 22 | 22 |
| | 139,865 | 119,254 | 126,397 | 111,155 | 124,929 | 114,326 |
| Total assets | $ 242,383 | $ 221,772 | $ 231,846 | $ 216,558 | $ 217,306 | $ 206,643 |
| **Liabilities and Stockholders' Equity** | | | | | | |
| Current liabilities | | | | | | |
| Accounts payable | $ 7,069 | $ 7,069 | $ 9,177 | $ 9,060 | $ 4,408 | $ 4,408 |
| Accrued liabilities | 13,179 | 14,816 | 11,203 | 11,555 | 13,357 | 12,215 |
| Current maturities of long-term obligations | 7,500 | 7,500 | 9,384 | 9,384 | 16,250 | 16,250 |
| Total current liabilities | 27,748 | 29,385 | 29,764 | 29,999 | 34,015 | 32,873 |
| Long-term obligations, less current maturities | 105,500 | 103,336 | 125,000 | 122,018 | 76,857 | 75,080 |
| Deferred income taxes | 8,622 | 22,043 | 5,614 | 22,135 | 4,104 | 22,809 |
| Redeemable warrant liability | - | 34,957 | - | 17,706 | - | 13,733 |
| Other long-term liabilities | 1,584 | 1,584 | 1,769 | 1,769 | 837 | 837 |
| | 115,706 | 161,920 | 132,383 | 163,628 | 81,798 | 112,459 |
| Total liabilities | 143,454 | 191,305 | 162,147 | 193,627 | 115,813 | 145,332 |
| Stockholders' equity | | | | | | |
| Common stock, par value $0.001 per share, 22,000 shares authorized, 10,074, 10,000 and 10,000 shares outstanding | - | - | - | - | - | - |
| Additional paid in capital | 168,969 | 127,159 | 166,123 | 124,313 | 191,121 | 167,107 |
| Warrants | 6,046 | - | 4,827 | - | 4,827 | - |
| Foreign currency translation adjustment | 6 | 6 | 1,676 | 1,676 | 807 | 807 |
| Retained earnings | 26,835 | 6,229 | - | (131) | 7,665 | (3,676) |
| | 201,856 | 133,394 | 172,626 | 125,858 | 204,420 | 164,238 |
| Less treasury stock at cost (11,682 shares) | (102,927) | (102,927) | (102,927) | (102,927) | (102,927) | (102,927) |
| Total stockholders' equity | 98,929 | 30,467 | 69,699 | 22,931 | 101,493 | 61,311 |
| Total liabilities and stockholders' equity | $ 242,383 | $ 221,772 | $ 231,846 | $ 216,558 | $ 217,306 | $ 206,643 |

# American Medical Instruments Holdings, Inc. and Subsidiaries
## Notes to Consolidated Financial Statements
## December 31, 2005, 2004 and 2003
## (In thousands of dollars, except per share data)

| Consolidated Statements of Operations | For the Year Ended December 31, 2005 | | For the Year Ended December 31, 2004 | | For the Year Ended December 31, 2003 | |
|---|---|---|---|---|---|---|
| *(In thousands of dollars)* | As Reported | As Restated | As Reported | As Restated | As Reported | As Restated |
| Net sales | $ 174,650 | $ 174,650 | $ 157,337 | $ 157,337 | $ 92,652 | $ 92,652 |
| Cost of sales | 83,144 | 83,144 | 80,380 | 80,380 | 49,098 | 49,248 |
|     Gross profit | 91,506 | 91,506 | 76,957 | 76,957 | 43,554 | 43,404 |
| Operating expenses | | | | | | |
|   Selling, general and administrative | 51,135 | 56,812 | 40,839 | 46,172 | 23,459 | 27,376 |
|   Research and development | 3,341 | 3,341 | 3,139 | 3,139 | 2,010 | 2,010 |
|     Total operating expenses | 54,476 | 60,153 | 43,978 | 49,311 | 25,469 | 29,386 |
| Gain on sale of intellectual property | 10,121 | 10,121 | - | - | - | - |
| Operating income | 47,151 | 41,474 | 32,979 | 27,646 | 18,085 | 14,018 |
| Other expenses | | | | | | |
|   Interest expense | 9,293 | 8,718 | 16,153 | 14,375 | 6,460 | 6,131 |
|   Warrants fair value provision | - | 17,251 | - | 6,448 | - | 8,906 |
|   Other, net | (103) | (120) | (353) | (801) | (167) | 93 |
|     Total other expense | 9,190 | 25,849 | 15,800 | 20,022 | 6,293 | 15,130 |
| Income (loss) before income taxes and cumulative effect of change in accounting principle | 37,961 | 15,625 | 17,179 | 7,624 | 11,792 | (1,112) |
| Provision for income taxes | 11,126 | 9,265 | 4,573 | 4,079 | 4,127 | 1,964 |
| Income (loss) before cumulative effect of a change in accounting priniciple | 26,835 | 6,360 | 12,606 | 3,545 | 7,665 | (3,076) |
| Cumulative effect of change in accounting principle | - | - | - | - | - | 600 |
| Net income (loss) | $ 26,835 | $ 6,360 | $ 12,606 | $ 3,545 | $ 7,665 | $ (3,676) |

# American Medical Instruments Holdings, Inc. and Subsidiaries
## Notes to Consolidated Financial Statements
## December 31, 2005, 2004 and 2003
## (In thousands of dollars, except per share data)

| (In thousands of dollars) | December 31, 2005 | | December 31, 2004 | | December 31, 2003 | |
|---|---|---|---|---|---|---|
| | As Reported | As Restated | As Reported | As Restated | As Reported | As Restated |
| **Operating activities** | | | | | | |
| Net income (loss) | $ 26,835 | $ 6,360 | $ 12,606 | $ 3,545 | $ 7,665 | $ (3,676) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities | | | | | | |
| Depreciation and amortization | 5,558 | 10,927 | 5,020 | 10,560 | 3,780 | 7,487 |
| Non-cash interest expense | 1,219 | - | - | - | - | - |
| Compensation expense related to stock options | 2,189 | 2,189 | - | - | - | - |
| Cumulative effect of change in accounting principle | - | - | - | - | - | 600 |
| Warrants fair value provision | - | 17,251 | - | 3,973 | 434 | 8,906 |
| Accretion to redemption value of long-term debt | - | 818 | 4,393 | 3,637 | - | 265 |
| Gain on sales of intellectual property | (10,121) | (10,121) | - | - | - | - |
| Loss on disposal of property, plant and equipment | 33 | 33 | 35 | 35 | (31) | (31) |
| Write-off of debt issuance costs | - | - | 2,189 | 839 | - | - |
| Deferred income taxes | 3,529 | 60 | 425 | 119 | 1,163 | 352 |
| Reclassification of net cash settlements on derivative instruments | - | (143) | - | 270 | - | 39 |
| Unrealized gains and losses on derivative instruments | (17) | (17) | (348) | (348) | 160 | 160 |
| Changes in operating assets and liabilities, net of acquisitions | | | | | | |
| Accounts receivable, net | (3,181) | (3,181) | (2,249) | (2,349) | 630 | 730 |
| Inventories | 933 | 933 | (3,575) | (3,575) | 648 | 798 |
| Prepaid expenses and other | 2,676 | 2,676 | (1,449) | (1,449) | (1,180) | (1,180) |
| Accounts payable and accrued liabilities | (5,991) | (4,266) | 4,988 | 4,573 | 1,812 | 670 |
| Net cash provided by operating activities | 23,662 | 23,519 | 22,035 | 19,830 | 15,081 | 15,120 |
| **Investing activities** | | | | | | |
| Recapitalization and change in control of American Medical Instruments Holdings, Inc., net of cash acquired | - | - | - | - | (102,717) | - |
| Transaction costs | - | (162) | - | - | - | - |
| Acquisition of Point Technologies, Inc., net of cash acquired | (10,193) | (10,193) | - | - | - | - |
| Purchases of property, plant and equipment | (2,322) | (2,322) | (2,306) | (2,306) | (988) | (988) |
| Purchases of license agreements | (3,108) | (3,108) | (2,637) | (2,637) | (516) | (516) |
| Proceeds from the sale of property, plant and equipment | - | - | - | - | 765 | 765 |
| Net cash settlements on derivative instruments | - | 143 | - | (270) | - | (39) |
| Net proceeds from sales of intellectual property | 10,121 | 3,232 | - | - | - | - |
| Proceeds from the sale of stock investment | - | 6,889 | - | - | - | - |
| Net cash used in investing activities | (5,502) | (5,521) | (4,943) | (5,213) | (103,456) | (778) |
| **Financing activities** | | | | | | |
| Proceeds from long-term obligations | - | - | 136,134 | 36,884 | 109,806 | - |
| Payments on long-term obligations including the revolver | (21,384) | (21,384) | (99,250) | - | (12,306) | (12,306) |
| Payments on acquired debt | (1,699) | (1,699) | - | - | (2,407) | - |
| Debt issuance costs | - | - | (2,345) | (2,345) | (3,201) | - |
| Transaction costs | (162) | - | - | - | (1,271) | - |
| Proceeds from issuance of common stock | 657 | 657 | - | - | - | - |
| Dividend paid | - | - | (45,269) | (42,794) | - | - |
| Net cash used in financing activities | (22,588) | (22,426) | (10,730) | (8,255) | 90,621 | (12,306) |
| **Effect of exchange rate on cash** | (57) | (57) | 280 | 280 | - | - |
| Net increase (decrease) in cash and cash equivalents | (4,485) | (4,485) | 6,642 | 6,642 | 2,246 | 2,036 |
| **Cash and cash equivalents** | | | | | | |
| Beginning of period | 8,888 | 8,888 | 2,246 | 2,246 | - | 210 |
| End of period | $ 4,403 | $ 4,403 | $ 8,888 | $ 8,888 | $ 2,246 | $ 2,246 |

**American Medical Instruments Holdings, Inc. and Subsidiaries**
**Notes to Consolidated Financial Statements**
**December 31, 2005, 2004 and 2003**
**(In thousands of dollars, except per share data)**

3.  **Summary of Significant Accounting Policies**

**Revenue Recognition**
Revenue is recognized upon shipment of products to customers as pervasive evidence of an arrangement exits, title has transferred, prices are fixed and collection is reasonably assured. No single customer accounts for more than 10% of consolidated sales.

**Principles of Consolidation**
The consolidated financial statements include the accounts of American Medical Instruments Holdings, Inc. and Subsidiaries and its wholly owned subsidiaries: American Medical Instruments, Inc. (Dartmouth, MA), BG Sulzle, Inc (Syracuse, NY), Manan Medical Products, Inc. (Wheeling, IL), Medical Device Technologies, Inc. (Gainesville, FL), PBN Medicals Denmark A/S (Denmark), Surgical Specialties UK Holdings Limited (United Kingdom), Pearsalls Development Limited (United Kingdom), Pearsalls Limited (United Kingdom), Bifos A.B. (Sweden), Surgical Specialties Corporation (Reading, PA), Surgical Specialties Puerto Rico, Inc. (Puerto Rico) Point Technologies, Inc. (Boulder, CO) and Point Technologies, S.A. (Costa Rica). All intercompany balances and transactions have been eliminated in consolidation.

**Concentration of Credit Risk**
The Company performs ongoing credit evaluations and maintains reserves for potential credit losses on accounts receivable. At December 31, 2005, 2004 and 2003, reserves for potential losses were $314, $310 and $516, respectively.

**Foreign Currency Translation**
The Company's foreign subsidiaries, PBN Medicals Denmark A/S, Surgical Specialties UK Holdings Limited, Pearsalls Development Limited, Pearsalls Limited and Point Technologies, S.A., have as their functional currencies the Danish krona, British pound sterling and Costa Rican colon, respectively. Accordingly, assets and liabilities are translated into the reporting currency at the year-end exchange rate, while revenues and expenses are translated using the average rate during the period. Adjustments resulting from the translation process are classified as a component of stockholders' equity.

Foreign currency exchange gains and losses that arise from exchange rate changes on transactions denominated in a foreign currency are included in the accompanying consolidated statements of operations as incurred.

**Fair Value of Financial Instruments**
The carrying amounts of the Company's financial instruments, which consist of cash, receivables, interest rate swaps, accounts payable, warrants and long-term debt, approximate their fair values.

**Cash Equivalents**
All highly liquid debt instruments with a maturity of three months or less, when purchased, are classified as cash equivalents.

**Inventories**
Inventories are stated at the lower of cost (first-in, first-out basis) or market.

**Property, Plant, and Equipment**
Property, plant, and equipment are stated at acquisition cost.  For financial reporting purposes, depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

| | |
|---|---:|
| Buildings and improvements | 7 - 40 years |
| Furniture and fixtures | 10 years |
| Machinery and equipment | 3 - 10 years |

**Income Taxes**
Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Taxes have been provided for the amounts that may be paid upon distribution of retained earnings of foreign subsidiaries, as substantially all such amounts are not intended to be indefinitely invested in these subsidiaries.

**Use of Estimates in Preparation of Financial Statements**
The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes.  Actual results could differ from those estimates.

**Shipping and Handling Fees and Costs**
Amounts billed to customers for shipping and handling are included in revenue.  The corresponding costs for shipping and handling are included in cost of goods sold.

**Long-Lived Assets**
The Company reviews long-lived assets to assess recoverability from projected undiscounted cash flows whenever events or changes in facts and circumstances indicate that the carrying value of the assets may not be recoverable.  An impairment loss is recognized in operating results when future undiscounted cash flows are less than the assets' carrying value.  The impairment loss would adjust the carrying value to the assets' fair value.  To date the Company has not recorded any impairment charges.

**Goodwill**
Goodwill and other intangible assets that have indefinite useful lives are not required to be amortized; however, these assets are tested at least annually for impairment.  The Company reviews goodwill and indefinite lived assets for impairment at year end.  This assessment is made on a reporting unit basis.  A reporting unit is an operating segment or one level below an operating segment for which discrete financial information is prepared and is regularly reviewed by management.  This test is required to be completed utilizing the fair value approach to test goodwill and indefinite lived assets for impairment.  Based upon the Company's assessment, no impairment of the carrying values of goodwill existed at December 31, 2005, 2004 and 2003.

**(In thousands of dollars, except per share data)**

**Intangibles Subject to Amortization**
Intangible assets subject to amortization consist of debt issuance costs, customer relationships, trade names and patents. Debt issuance costs are being amortized using the effective interest method over the lives of the related bonds or credit facility, which range from 6-20 years. Customer relationships, trade names and patents are being amortized over nine, ten and up to fourteen years, respectively, using a straight-line method and assuming no residual value.

**Derivative and Hedging Activities**
Financial Accounting Standards Board Statement No. 133 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value and that the changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

**Free standing Financial Instruments**
SFAS No. 150 established accounting and reporting standards for how an entity classifies and measures certain financial instruments as liabilities because the financial instruments embody obligations of the issuer. The Company adopted SFAS No. 150 on July 1, 2003. These liabilities are marked-to-market each reporting period with changes included in the consolidated statements of operations.

**Stock Options**
The Company has adopted the "disclosure method" provisions of Statement of Financial Accounting Standards (SFAS No. 123) "Accounting for Stock-Based Compensation" for equity issuances to employees. As permitted by SFAS No. 123, the Company continues to recognize stock-based compensation costs under the intrinsic value base method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Had compensation cost for the Company's stock option plan been determined based upon the minimum value method, as defined in SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Net income (loss), as reported (restated) | $ 6,360 | $ 3,545 | $ (3,676) |
| Pro forma adjustment - additional compensation expense had SFAS No. 123 been adopted, net of tax | (192) | (84) | (56) |
| Pro forma net income (loss) | $ 6,168 | $ 3,461 | $ (3,732) |

**Reverse Stock Split**
In March 2004, the Board of Directors of the Company authorized a one thousand to one reverse stock split for the common and preferred stock, which affected all equity instruments. The effect of the reverse stock split has been retroactively reflected for all periods presented in the accompanying financial statements.

**(In thousands of dollars, except per share data)**

## 4. Recapitalization

On April 30, 2003, RoundTable purchased 6,500 shares of the Company's common stock from Marmon for $57,326 in cash. No additional purchase price is payable. In connection with this transaction, the Company also redeemed 11,682 shares from Marmon for $102,927 with proceeds obtained from bank debt. As a result of the two transactions, RoundTable obtained 65% ownership of the Company and Marmon retained the remaining 35%.

The change in ownership transaction has been accounted for as a recapitalization that requires push down accounting, as RoundTable and Marmon are considered to be a collaborative group under Emerging Issues Task Force Topic D-97 *Push-Down Accounting*. As a result, the assets and liabilities are recorded at the collaborative group's basis. The transaction was the result of RoundTable's expectation to improve operating results through increased sales and the elimination of excess expense. The Company has used an independent third party appraiser to assist in the allocation of RoundTable's basis to the assets and liabilities of the Company.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

| | Restated |
|---|---|
| Cash and cash equivalents | $ 210 |
| Accounts receivable | 17,419 |
| Inventory | 24,543 |
| Current deferred income tax assets | 4,932 |
| Other current assets | 1,452 |
| Property, plant and equipment | 45,423 |
| Other | 202 |
| Intangible assets | 59,147 |
| Goodwill | 58,273 |
| Debt issuance costs | 682 |
| Total assets acquired | 212,283 |
| Accounts payable and accrued liabilities | 16,408 |
| Deferred income tax liabilities | 24,408 |
| Notes payable | 107,287 |
| Total liabilities assumed | $ 148,103 |

Amounts recorded for goodwill generally are not subject to amortization and have been allocated to the Company's two reportable segments, Surgical Specialties and InterV, in the amounts of $27,099 and $31,174, respectively. Goodwill amortizable for tax purposes is approximately $27 million at December 31, 2005. The weighted average amortization period for customer relationships, patents, and trade names is 9, 14 and 10 years, respectively.

(In thousands of dollars, except per share data)

## 5. Acquisition of Point Technologies, Inc.

On December 15, 2005, the Company acquired all of the outstanding shares of Point Technologies, Inc., a Colorado corporation and its wholly owned subsidiary Point Technologies, S.A., a Costa Rican Corporation. The acquisition is expected to result in increased profitability through increasing sales volume and eliminating excess costs. Including transaction related expenditures, the aggregate cost of the acquisition was approximately $10,195, subject to a working capital adjustment, as defined in the agreement, which is expected to be finalized in 2006. The acquisition price included the assumption of debt paid at closing of $1,699. This transaction was accounted for in accordance with SFAS No 141, "Business Combinations." The preliminary purchase price allocation has assigned approximately $11,849 to goodwill and intangibles.

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 2 |
| Accounts receivable | | 987 |
| Inventory | | 692 |
| Property, plant and equipment | | 1,614 |
| Other | | 452 |
| Goodwill and intangibles | | 11,849 |
| Total assets acquired | | 15,596 |
| Accounts payable and accrued liabilities | | 3,540 |
| Payments from the Company to fund the acquisition | $ | 12,056 |

The purchase price and its allocation are subject to changes pending final determination of certain acquired balances and the working capital adjustment to the purchase price, however, management does not believe such changes will be significant.

## 6. Disposition of Intellectual Property

In August 2005, the Company sold the intellectual property assets primarily used in the development of the NeoDisc product and the related spine motion preserving technologies, test methods and know-how to NuVasive, Inc. for $43,500. At closing, the Company received net proceeds of $3,232 in cash and stock in NuVasive valued at $6,889. All the stock received was then immediately sold. The purchase price includes three additional contingent payments totaling $31,500 to be paid in cash and stock of NuVasive. The contingent payments are dependent upon the achievement of certain milestones, including regulatory approvals and a commercial sale. As of December 31, 2005, the contingencies have not been met. The sale resulted in a pre-tax gain of $9,423 that was reported in income from operations.

In December 2005, the Company sold the intellectual property asset for the Aortic stent to Lombard Limited. The sale resulted in a pretax gain of $698 that was also reported in income from operations.

**(In thousands of dollars, except per share data)**

## 7. Inventories

Inventories consist of the following as of December 31, 2005, 2004 and 2003:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Finished products | $ 11,787 | $ 11,969 | $ 11,415 |
| Work in process | 10,105 | 8,802 | 7,764 |
| Raw materials and supplies | 8,267 | 9,286 | 7,788 |
| | 30,159 | 30,057 | 26,967 |
| Less: allowance for excess quantities and obsolescence | 2,658 | 2,367 | 3,222 |
| | $ 27,501 | $ 27,690 | $ 23,745 |

## 8. Property, Plant and Equipment

Property, plant, and equipment consist of the following as of December 31, 2005, 2004 and 2003:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Land | $ 2,884 | $ 2,896 | $ 2,874 |
| Buildings and improvements | 24,323 | 25,239 | 24,116 |
| Furniture and fixtures | 2,929 | 3,033 | 2,054 |
| Machinery and equipment | 21,753 | 18,175 | 17,112 |
| Construction in process | 585 | 343 | 327 |
| | 52,474 | 49,686 | 46,483 |
| Accumulated depreciation and amortization | (10,577) | (6,893) | (2,862) |
| | $ 41,897 | $ 42,793 | $ 43,621 |

## 9. Goodwill and Intangible Assets

The cost basis and accumulated amortization of goodwill and intangible assets consist of the following:

| | 2005 Restated | | | 2004 Restated | | | 2003 Restated | | |
|---|---|---|---|---|---|---|---|---|---|
| | Original Cost | Accumulated Amortization | Net | Original Cost | Accumulated Amortization | Net | Original Cost | Accumulated Amortization | Net |
| Customer relationships | $ 45,240 | $ (13,326) | $ 31,914 | $ 45,240 | $ (8,299) | $ 36,941 | $ 45,240 | $ (3,352) | $ 41,888 |
| Patents | 14,737 | (2,456) | 12,281 | 11,788 | (1,418) | 10,370 | 9,093 | (516) | 8,577 |
| Tradenames | 5,330 | (1,501) | 3,829 | 5,330 | (968) | 4,362 | 5,330 | (355) | 4,975 |
| Goodwill | 70,122 | - | 70,122 | 58,273 | - | 58,273 | 58,273 | - | 58,273 |
| | $ 135,429 | $ (17,283) | $ 118,146 | $ 120,631 | $ (10,685) | $ 109,946 | $ 117,936 | $ (4,223) | $ 113,713 |
| Debt issuance costs | $ 1,075 | $ (248) | $ 827 | $ 1,038 | $ (19) | $ 1,019 | $ 682 | $ (91) | $ 591 |

The change in goodwill in 2005 is attributable to the Point Technologies, Inc. acquisition.

Amortization expense for the years ended December 31, 2005, 2004 and the period ended

**(In thousands of dollars, except per share data)**

December 31, 2003 was $6,933, $6,569 and $4,608, respectively. Estimated amortization expense for the next five fiscal years is as follows:

| | |
|---|---|
| 2006 | $ 7,000 |
| 2007 | 6,995 |
| 2008 | 6,991 |
| 2009 | 6,968 |
| 2010 | 6,776 |

## 10. Long-Term Obligations

Long-term debt consists of the following as of December 31, 2005, 2004 and 2003:

| | 2005 Restated | 2004 Restated | 2003 Restated |
|---|---|---|---|
| Senior Term A | $ 13,667 | $ 31,882 | $ - |
| Senior Term B | 97,154 | 97,636 | - |
| Revolving credit facility | - | 1,884 | - |
| Senior revolver loans | - | - | 8,000 |
| Senior term loan | - | - | 54,218 |
| Subordinated promissory note | - | - | 29,240 |
| | 110,821 | 131,402 | 91,458 |
| Less: Current portion | (7,500) | (9,384) | (16,250) |
| Long-term debt, less current portion | $ 103,321 | $ 122,018 | $ 75,208 |

On December 9, 2004, the Company obtained an amended and restated senior credit facility ("Credit Facility") that provided a $157,500 Credit Facility consisting of (a) $32,500 Senior Term Loan A ("Term A"), (b) $100,000 Senior Term Loan B ("Term B") and (c) a $25,000 revolving credit facility in order to repay existing debt consisting of (a) a $34,000 subordinated promissory note and pay a $1,360 call premium on the subordinated promissory note, (b) a senior credit facility outstanding balance of $48,250 and to pay (c) a $45,269 dividend to stockholders and warrant holders which was paid and declared by the Board of Directors of the Company on December 9, 2004 and to (d) extend the term of the revolving credit facility.

In accordance with Emerging Issues Task Force 96-19 *Debtor's Accounting for a Modification or Exchange of Debt Instruments* and Emerging Issues Task Force 98-14 *Debtor's Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements*, portions of the existing debt paid with the issuance of the Credit Facility have not been accounted for as a debt extinguishment and accordingly any fees paid by the Company to the creditors related to Term A and Term B loans, along with any existing unamortized premium or discount related to the debt repaid with Term A and Term B loans, are being amortized as an adjustment of interest expense over the life of the Term A and Term B loans using the interest method. Any costs incurred with third parties directly related to the Term A and Term B loans have been expensed. Fees paid to the creditor and third-party costs incurred related to the Credit Facility revolver, and any existing unamortized deferred costs from the refinanced revolving credit facility, are being deferred and amortized over the term of the Credit Facility revolver.

**(In thousands of dollars, except per share data)**

The Company had previously accounted for the repayment of its existing debt with the issuance of the Credit Facility as a debt extinguishment and had expensed all existing debt issuance costs. The restated financial statements are not accounting for all of the repayment of existing debt with the issuance of the Credit Facility as a debt extinguishment and accordingly any costs associated with the debt that was repaid with the issuance of the Credit Facility continue to be capitalized and amortized, with no gain or loss being recorded.

Borrowings under the Credit Facility bear interest, at the Company's option, at rate per annum equal to either (i) LIBOR plus a margin of 2.75% for Term A or 3.0% for Term B or (ii) a base rate interest plus a margin of 1.0% for Term A and 1.25% for Term B. The base rate will be the greater of (a) the rate publicly quoted as the "Prime Commercial Lending Rate" or (b) the Federal Funds Rate plus 50 basis points per annum. At December 31, 2005 and 2004 the interest rate for Term A and Term B were 5.44% and 5.19%, respectively. Interest rates are reset periodically based upon the Company's LIBOR elections and the margin on LIBOR loans is declining as the Company's leverage ratio strengthens. Interest on Term A and Term B is due at the end of each period in which the Company reset its LIBOR election, but never to exceed 90 days. Principal payments are due quarterly commencing on March 31, 2005 with equal installments of $1,625 and $250 for Term A and Term B, respectively with any outstanding amounts paid in full on the Maturity date. The maturity dates of Term A and Term B are December 9, 2009 and December 9, 2010, respectively.

The Credit Facility provides for optional and mandatory prepayments. Mandatory prepayments are equal to fifty percent of the excess cash flow, as defined in the agreement. Optional and mandatory prepayments are required to be applied first to the outstanding balance in Term A and can only be applied to Term B once Term A has been fully repaid.

The revolving credit facility provides for borrowings of up to $25,000. Borrowings available under the revolving credit facility will be reduced by any outstanding letters of credit issued. The revolving credit facility bears interest at the same rate as Term A and requires a commitment fee of 0.50% per annum on the unused available portion of the revolving credit facility. The revolving credit facility expires on December 9, 2009. At December 31, 2005 and 2004 the Company has two letters of credit totaling $861 outstanding. The amounts of outstanding borrowings under the revolving credit facility at December 31, 2005 and 2004 was $0 and $1,884, respectively.

The Credit Facility contains certain restrictions on further borrowings, capital expenditures and dividends. It contains three financial covenants: a fixed charge coverage ratio, a leverage ratio and minimum EBITDA requirements, and is secured by substantially all of the Company's assets.

Previous to the Credit Facility secured on December 9, 2004, the Company had entered into a $85,000 Senior Credit Facility ("Senior Credit Facility") with GE Capital and certain other lenders that provided a (a) $60,000 senior term loan and (b) a $25,000 revolving credit facility in conjunction with the recapitalization that took place on April 30, 2003.

**(In thousands of dollars, except per share data)**

The term loan provided for borrowings of up to $60,000, payable in escalating quarterly principal payments, which began in June 2003 and had a final payment due on March 30, 2008. This term loan had interest, at the Company's option, at a base rate, as defined in the agreement, or at LIBOR (1.12%), plus a margin. The margin above LIBOR was determined by the Company's leverage ratio, as defined in the agreement. Interest on the term loan was payable based upon the agreement, at least quarterly.

The revolving facility provided for borrowings of up to $25,000. Borrowings under the revolving loan facility had interest, at the Company's option, at a base rate, as defined in the agreement, or at LIBOR, plus a margin. The margin above LIBOR was determined by the Company's leverage ratio, as defined in the agreement. Interest on the revolving facility was payable quarterly.

The Senior Credit Facility provided for optional prepayments and provided for mandatory prepayments based upon excess cash flows as defined. The Senior Credit Facility contained certain restrictions on further borrowings, capital expenditures, management fees, dividends, and contains several financial covenants, including fixed charge coverage, interest coverage and leverage ratios.

The Company had a 12% subordinated promissory note expiring in 2010 with an aggregate principal amount of $34,000 issued in conjunction with the recapitalization on April 30, 2003. The subordinated promissory note included provisions allowing for early redemption at the principal plus an additional amount, as defined in the agreement. Interest was due quarterly paid on the tenth day following the quarter end. The subordinated promissory note contained covenants similar with the senior credit facility covenants. In connection with the issuance of the subordinated promissory note in 2003, the Company issued warrants for the purchase of 548 shares of common stock in the Company for $0.01 per share. The fair market value of the warrants, based upon a Black Scholes pricing model was used to reflect a reduction of the subordinated note of $4,227 (restated), based upon the relative fair market value of both instruments. The Company recorded the accretion of the subordinated promissory note ($368 in 2004 and $265 in 2003 - restated) as additional interest expense. On December 9, 2004, in conjunction with the Credit Facility refinancing, the unaccreted balance of $3,594 (restated) was expensed as additional interest expense.

Maturities of long-term debt for the next five years are as follows:

| | |
|---|---|
| 2006 | $ 7,500 |
| 2007 | 7,500 |
| 2008 | 7,500 |
| 2009 | 7,500 |
| 2010 | 7,500 |
| Thereafter | 75,500 |
| | $ 113,000 |

**(In thousands of dollars, except per share data)**

## 11. Income Taxes

The provision for income taxes consists of the following:

| | 2005 Restated | 2004 Restated | 2003 Restated |
|---|---|---|---|
| **Current** | | | |
| Federal | $ 5,586 | 2,284 | $ 767 |
| State | 1,202 | 468 | 177 |
| Foreign | 2,417 | 1,208 | 668 |
| | 9,205 | 3,960 | 1,612 |
| **Deferred** | 60 | 119 | 352 |
| | $ 9,265 | $ 4,079 | $ 1,964 |

A reconciliation between the federal statutory tax rate and the effective tax rate is as follows:

| | 2005 Restated | 2004 Restated | 2003 Restated |
|---|---|---|---|
| **Computed statutory tax provision** | $ 5,469 | $ 2,668 | $ (389) |
| **Increase (decrease) resulting from** | | | |
| Permanent items | 5,957 | 1,906 | 3,414 |
| State and local income taxes | (315) | 29 | (253) |
| Foreign taxes at lower effective rate | (2,937) | (1,116) | (842) |
| Other | 1,091 | 592 | 34 |
| **Provision for income taxes** | $ 9,265 | $ 4,079 | $ 1,964 |

(In thousands of dollars, except per share data)

Deferred income taxes consist of the following at December 31, 2005, 2004, and 2003:

| | 2005 Restated | 2004 Restated | 2003 Restated |
|---|---|---|---|
| **Assets** | | | |
| Accounts receivable and inventory reserves | $ 745 | $ 719 | $ 1,186 |
| Inventory | 360 | 399 | 600 |
| Bonus and vacation accrual | 2,125 | 1,156 | 1,087 |
| Accrued rebates | 19 | 28 | 136 |
| State taxes | - | - | 314 |
| Workers compensation | 359 | - | - |
| Intangible assets, net | 191 | 202 | 200 |
| Other | 227 | 15 | 122 |
| | 4,026 | 2,519 | 3,645 |
| **Liabilities** | | | |
| Deferred profit on disposal of patent | 2,379 | - | - |
| Depreciation | 3,782 | 3,764 | 3,571 |
| Goodwill and intangibles | 16,773 | 18,297 | 19,592 |
| Other | 1,106 | 412 | 317 |
| | 24,040 | 22,473 | 23,480 |
| Net deferred income tax liability | $ (20,014) | $ (19,954) | $ (19,835) |

## 12. Employee Benefit Plan

The Company sponsors a 401(k) profit sharing plan available for substantially all of its employees. The Company provides a discretionary matching contribution for participating employees. For the years ended December 31, 2005 and 2004 and period ended December 31, 2003, the Company has matched 50% of the employees' contribution, not to exceed 3% of compensation. The liability recorded relating to services provided in 2005, 2004 and 2003 was $1,673, $904 and $730, respectively.

## 13. Redeemable Warrants Liability and Cumulative Effect of Change in Accounting Principles (Restated)

In connection with the issuance of the subordinated promissory note in 2003, the Company issued warrants which provided holders the option to acquire 548 shares of the Company's common stock for $0.01 per share or the option to require the Company to redeem the warrants for cash. The warrants have a term of 10 years and may be redeemable by the Company at the option of the holders for fair value of the warrant or warrant shares. The fair market value of the warrants based upon a Black-Scholes pricing model, was used to reflect a reduction of the subordinated note of $4,227, based upon the relative fair market value of both instruments. The Company initially classified its warrants as equity instruments in accordance with Emerging Issues Task Force Issue No.88-9 *Put Warrants*.

(In thousands of dollars, except per share data)

Effective July 1, 2003, the Company was required to and did adopt SFAS No. 150 for accounting for the warrants. As a result, the warrants were reclassified from equity to a liability and measured at fair value at July 1, 2003. Based upon the Company's estimate of the fair value of the warrants at that time, the Company recorded a cumulative effect of $600 (net of taxes of $0) upon the adoption of SFAS No. 150. Subsequent changes in the warrants fair value after July 1, 2003 are included in warrants fair value provision in the Company's consolidated statements of operations.

The warrant agreements also contain anti-dilution protection. As a result, the Company is required to maintain the warrant holders' ownership percentage in the Company. To satisfy this provision, the Company issued additional warrants to the holders during 2005, 2004 and 2003 and recorded their fair value, determined based upon the Black Scholes pricing model. At December 31, 2005, there were 593 warrants outstanding.

The Company estimates the fair value of the warrants at each reporting date using an estimated common stock price, volatility and other assumptions in a Black-Scholes option pricing model. The estimated common stock price is determined based upon consideration of comparable company market multiples.

On December 9, 2004, the Company paid a dividend to its stockholders. In connection with the dividend, the warrant holders were entitled to receive the same dividend. The dividends the warrant holders received of $2,475 was recorded in warrants fair value provision in the Company's consolidated statements of operations.

**14. Stockholders' Equity**

The Company is authorized to issue 3,000 shares of one class of nonvoting preferred stock ($.01 per share par value). There are no shares issued at December 31, 2005, 2004 and 2003.

The Company is authorized to issue 22,000 shares of $0.01 par voting common stock, 10,074 shares were issued and outstanding at December 31, 2005 and 2004, 10,000 shares were issued and outstanding at December 31, 2003, with 11,682 shares held in treasury.

**15. Long-Term Incentive Plan**

The Company maintains a long-term incentive plan (LTIP) for certain employees. LTIP is based upon achieving certain three year rolling financial targets and maintaining current employment of the participant. The first measurement date is December 31, 2005. At December 31, 2005, 2004 and 2003, management has established an accrual for approximately $2,260, $1,047 and $2,300, respectively, which represents management's estimate of the amounts earned.

**16. Stock Option Plan**

On April 30, 2003, the Company's Board of Directors authorized a stock option plan (the "Plan"). Under the Plan, options to purchase shares of the Company's common stock may be granted to certain employees and directors with an exercise price equal to the estimated fair market value of Company's common stock on the date of grant. The Company has reserved 1,200 shares of common stock for issuance under the Plan.

# American Medical Instruments Holdings, Inc. and Subsidiaries
## Notes to Consolidated Financial Statements
## December 31, 2005, 2004 and 2003
### (In thousands of dollars, except per share data)

The options granted during 2005 had an exercise price lower than the estimated fair value of the underlying stock at the date of the grant. The Company has recorded compensation expense of $2,189 related to these grants. All options have a term of ten years with options vesting generally over periods of five years, with provisions for acceleration of vesting if the Company is sold or completes an initial public offering.

Stock option activity for the years ending December 31, 2005 and 2004 and period ended December 31, 2003 is as follows:

| | Shares | Weighted-Average Exercise Price |
|---|---|---|
| **Outstanding on May 1, 2003** | - | $ - |
| Granted | 544 | 8,910 |
| Forfeited | (13) | 8,910 |
| **Outstanding on December 31, 2003** | 531 | 8,910 |
| Granted | 26 | 11,950 |
| Forfeited | (6) | 8,910 |
| **Outstanding on December 31, 2004** | 551 | 8,910 |
| Granted | 315 | 14,898 |
| Forfeited | (12) | 10,011 |
| Exercised | (74) | 8,910 |
| **Outstanding on December 31, 2005** | 780 | $ 11,413 |

The following table summarizes information about stock options outstanding at December 31, 2005:

| | Options Outstanding | | | Options Vested | |
|---|---|---|---|---|---|
| Exercise Price | Shares | Weighted-Average Remaining Contractual Life (Years) | Weighted-Average Exercise Price | Shares | Weighted-Average Exercise Price |
| $ 8,910 | 448 | 8.6 | $ 8,910 | 59 | 8,910 |
| 12,900 | 20 | 8.2 | 12,900 | - | - |
| 13,453 | 224 | 9.1 | 13,453 | - | - |
| 18,625 | 88 | 9.2 | 18,625 | 56 | 18,625 |
| | 780 | | | 115 | |

Under SFAS No. 123, the fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model assuming, among other things, a risk-free interest rate of 4.05%, 3.43% and 3.27% in 2005, 2004 and 2003, respectively, no dividend yield, expected volatility of 0% and an expected life of five years. The weighted average fair value of the options granted during the year was $42,280, $3,727 and $1,240 per share for the years ended December 31, 2005 and 2004 and period ended December 31, 2003, respectively.

# American Medical Instruments Holdings, Inc. and Subsidiaries
## Notes to Consolidated Financial Statements
## December 31, 2005, 2004 and 2003
### (In thousands of dollars, except per share data)

**17. Related Party Transactions**

RoundTable provides office space, secretarial services, sales support and other administrative services to the Company. Fees paid for such services were $323, $173 and $94 for the years ended December 31, 2005 and 2004 and period ended December 31, 2003, respectively. These amounts are included in Selling General and Administrative Expenses on the income statement.

**18. Derivative Instruments**

The Company entered into two interest rate swap agreements to hedge interest payments associated with outstanding debt. The swap agreements terminate on July 31, 2006. For the years ended December 31, 2005 and 2004 and the period ended December 31, 2003, the Company recorded (income) expense of $(160), $(78) and $199, respectively associated with the fair value of the swap agreements. These amounts are included in interest expense in the accompanying consolidated statements of operations. At December 31, 2005, the notional amounts of the swap agreements were both $9,000 with fixed rate of 2.97% and 2.23%, respectively.

**19. Commitments and Contingencies**

The Company leases certain real property and equipment under noncancelable operating leases, which expire at various dates through 2013.

Future minimum lease payments required under operating leases as of December 31, 2005 are as follows:

| | |
|---|---:|
| 2006 | $ 542 |
| 2007 | 232 |
| 2008 | 248 |
| 2009 | 195 |
| 2010 | 186 |
| Thereafter | 111 |
| | $ 1,514 |

Rent expense charged to operations, including amounts paid under short-term cancelable leases, was $356 and $146 for the years ended December 31, 2005 and 2004, respectively.

The Company is involved in various litigation of a nature that is normal to its business. Management does not believe that the ultimate resolution of such matters will have a material impact on the financial position or the results of operations of the Company.

**20. Segments**

The Company operates in two reportable segments: (i) Surgical Specialties and (ii) InterV.

The Surgical Specialties segment manufacturers and supplies surgical needles, sutures, knives and other incision and wound care products used in ophthalmology, dentistry, cardiovascular, plastic and reconstructive surgery, microsurgery and veterinary surgery.

# American Medical Instruments Holdings, Inc. and Subsidiaries
## Notes to Consolidated Financial Statements
## December 31, 2005, 2004 and 2003
## (In thousands of dollars, except per share data)

The InterV segment manufactures and supplies a broad line of proprietary products for the interventional radiology, radiation oncology, clinical oncology/haematology and urology markets.

The Company evaluates the performance of its segments based on operating income. Certain general and administrative expenses are allocated to a Corporate segment as they are not considered in evaluating each segment's operating performance. Other income and expenses that are not included in operating income including foreign exchange, investment income and interest expense are also not allocated to segments.

The following tables represent reportable segment information for the years ended December 31, 2005 and 2004 and period from May 1, 2003 to December 31, 2003:

|  | Year Ended December 31, 2005 | Year Ended December 31, 2004 | Period from May 1, 2003 to December 31, 2003 |
|---|---|---|---|
| **Revenue** | | | |
| Surgical specialties | $ 95,689 | $ 82,496 | $ 50,389 |
| InterV | 78,961 | 74,841 | 42,263 |
| Total revenue | 174,650 | 157,337 | 92,652 |
| **Operating income** | | | |
| Surgical specialties | 30,904 | 14,981 | 6,693 |
| InterV | 16,809 | 16,419 | 8,128 |
| Corporate | (6,239) | (3,754) | (803) |
| Total operating income | 41,474 | 27,646 | 14,018 |
| Other income (expense) | (25,849) | (20,022) | (15,130) |
| Income before income taxes | 15,625 | 7,624 | (1,112) |
| Other information | | | |
| Depreciation and amortization | | | |
| Surgical specialties | 5,540 | 5,411 | 3,521 |
| InterV | 5,186 | 4,515 | 3,562 |
| Corporate | 201 | 634 | 404 |
|  | 10,927 | 10,560 | 7,487 |
| Purchases of long-lived assets | | | |
| Surgical specialties | 1,347 | 1,169 | 428 |
| InterV | 4,031 | 3,772 | 1,063 |
| Corporate | 52 | 2 | 13 |
|  | $ 5,430 | $ 4,943 | $ 1,504 |

**(In thousands of dollars, except per share data)**

The following tables represent total assets for each reportable segment at December 31, 2005, 2004 and 2003:

| | December 31, 2005 $ | December 31, 2004 $ | December 31, 2003 $ |
|---|---|---|---|
| Total assets | | | |
| Surgical specialties | $ 99,618 | $ 101,889 | $ 105,000 |
| InterV | 118,280 | 102,915 | 96,481 |
| Corporate | 3,874 | 11,754 | 5,162 |
| | $ 221,772 | $ 216,558 | $ 206,643 |

Long-lived assets excluding goodwill and intangible assets:

| | December 31, 2005 $ | December 31, 2004 $ | December 31, 2003 $ |
|---|---|---|---|
| United States | $ 35,259 | $ 35,307 | $ 36,234 |
| Europe | 6,261 | 7,486 | 7,387 |
| Other | 377 | - | - |
| | $ 41,897 | $ 42,793 | $ 43,621 |

The Company has not provided geographical information relating to revenues as such financial information is not readily available.

**21. Company Sale**

On March 23, 2006, the Company's stockholders sold all of their outstanding shares of common stock of the Company to Angiotech Pharmaceuticals, Inc for approximately $785 million in cash.

**22. Guarantor's Financial Information**

In connection with the acquisition of the Company, on March 23, 2006 Angiotech Pharmaceuticals, Inc. issued $250 million of Senior Subordinated Notes which bears interest at 7.75% (the "Senior Subordinated Notes"). Pursuant to the issuance of the Senior Subordinated Notes, the Company's domestic subsidiaries, American Medical Instruments, Inc., American Medical Instruments Holdings, Inc. and Subsidiaries, B.G. Sulzle, Inc., Manan Medical Products, Inc., Medical Device Technologies, Inc., Point Technologies, Inc., Surgical Specialties Corporation, and Surgical Specialties Puerto Rico, Inc. were required to provide full and unconditional senior subordinated guarantees for the Senior Subordinated Notes on a joint and several basis.

# American Medical Instruments Holdings, Inc. and Subsidiaries
## Notes to Consolidated Financial Statements
## December 31, 2005, 2004 and 2003
## (In thousands of dollars, except per share data)

Following is the consolidating 2005 financial information pertaining to the Company ("Parent") and its subsidiary guarantors and subsidiary non-guarantors.

|  | December 31, 2005 | | | |
|---|---|---|---|---|
|  | Guarantors | Non-Guarantors | Eliminations | Consolidated Totals |
| **Assets** | | | | |
| Current assets | | | | |
| Cash and cash equivalents | $ (422) | 4,825 | $ - | $ 4,403 |
| Accounts receivable, net | 20,153 | 5,582 | (1,659) | 24,076 |
| Due from intercompany | (15,074) | 14,877 | 197 | - |
| Inventories | 24,101 | 4,014 | (614) | 27,501 |
| Prepaid expenses and other current assets | 2,612 | - | - | 2,612 |
| Deferred income taxes | 990 | 1,039 | - | 2,029 |
| Total current assets | 32,360 | 30,337 | (2,076) | 60,621 |
| Property, plant and equipment, net | 35,259 | 6,638 | - | 41,897 |
| Goodwill | 70,093 | 29 | - | 70,122 |
| Intangible assets, net | 48,023 | 1 | - | 48,024 |
| Debt issuance costs, net | 827 | - | - | 827 |
| Investment in subsidiaries | 30,504 | - | (30,504) | - |
| Other assets | 281 | - | - | 281 |
|  | $ 217,347 | $ 37,005 | $ (32,580) | $ 221,772 |
| **Liabilities and Stockholders' Equity** | | | | |
| Current liabilities | | | | |
| Accounts payable | $ 5,487 | $ 2,378 | $ (796) | $ 7,069 |
| Accrued liabilities | 13,297 | 1,519 | - | 14,816 |
| Current maturities of long-term obligations | 7,710 | 654 | (864) | 7,500 |
| Total current liabilities | 26,494 | 4,551 | (1,660) | 29,385 |
| Long-term obligations, less current maturities | 103,336 | 755 | (755) | 103,336 |
| Deferred income taxes | 22,043 | - | - | 22,043 |
| Redeemable warrant liability | 34,957 | - | - | 34,957 |
| Other long-term liabilities | 997 | 587 | - | 1,584 |
|  | 161,333 | 1,342 | (755) | 161,920 |
| Stockholders' equity | | | | |
| Common stock | - | 25,398 | (25,398) | - |
| Additional paid in capital | 127,159 | 3 | (3) | 127,159 |
| Foreign currency translation adjustment | (252) | 258 | - | 6 |
| Retained earnings | 5,540 | 5,453 | (4,764) | 6,229 |
| Total stockholders' equity | 132,447 | 31,112 | (30,165) | 133,394 |
| Less treasury stock at cost (11,682 shares) | (102,927) | - | - | (102,927) |
|  | 29,520 | 31,112 | (30,165) | 30,467 |
| Total liabilities and stockholders' equity | $ 217,347 | $ 37,005 | $ (32,580) | $ 221,772 |

## American Medical Instruments Holdings, Inc. and Subsidiaries
### Notes to Consolidated Financial Statements
### December 31, 2005, 2004 and 2003
### (In thousands of dollars, except per share data)

| | December 31, 2005 | | | |
| | Guarantors | Non-Guarantors | Eliminations | Consolidated Totals |
|---|---|---|---|---|
| Net sales | $ 152,365 | $ 33,507 | $ (11,222) | $ 174,650 |
| Cost of sales | 73,335 | 20,698 | (10,889) | 83,144 |
| Gross profit | 79,030 | 12,809 | (333) | 91,506 |
| Operating expenses | | | | |
| Selling, general and administrative | 50,586 | 6,226 | - | 56,812 |
| Research and development | 2,193 | 1,148 | - | 3,341 |
| Total operating expenses | 52,779 | 7,374 | - | 60,153 |
| Gain on sale of intellectual property | - | 10,121 | - | 10,121 |
| Operating income | 26,251 | 15,556 | (333) | 41,474 |
| Other expenses | | | | |
| Interest expense | 8,700 | 18 | - | 8,718 |
| Warrants fair value provision | 17,251 | - | - | 17,251 |
| Other, net | (86) | (34) | - | (120) |
| Total other expenses | 25,865 | (16) | - | 25,849 |
| Income of subsidiaries | 12,513 | - | (12,513) | - |
| Income before income taxes | 12,899 | 15,572 | (12,846) | 15,625 |
| Provision for income taxes | 6,176 | 3,059 | 30 | 9,265 |
| Net income | $ 6,723 | $ 12,513 | $ (12,876) | $ 6,360 |

27

## (In thousands of dollars, except per share data)

| | December 31, 2005 | | | |
|---|---|---|---|---|
| | Guarantors | Non-Guarantors | Consolidating Adjustments | Consolidated Totals |
| **Operating activities** | | | | |
| Net income | $ 6,723 | $ 12,513 | $ (12,876) | $ 6,360 |
| Adjustments to reconcile net income to net cash provided by operating activities | | | | |
| Income of subsidiaries | (12,513) | - | 12,513 | - |
| Depreciation and amortization | 10,512 | 415 | - | 10,927 |
| Compensation expense related to stock options | 2,189 | - | - | 2,189 |
| Warrants fair value provision | 17,251 | - | - | 17,251 |
| Accretion to redemption value of long-term debt | 818 | - | - | 818 |
| Gain on sales of intellectual property | - | (10,121) | - | (10,121) |
| Loss on disposal of property, plant and equipment | 33 | - | - | 33 |
| Deferred income taxes | 60 | - | - | 60 |
| Reclassification of net cash settlements on derivative instruments | - | (143) | - | (143) |
| Unrealized gain on derivative instruments | (17) | - | - | (17) |
| Changes in operating assets and liabilities, net of acquisition | | | | |
| Accounts receivable, net | (1,130) | (2,051) | - | (3,181) |
| Inventories, net | 772 | 6 | 155 | 933 |
| Prepaid expenses and other assets | 3,458 | (782) | - | 2,676 |
| Accounts payable and accrued liabilities | (6,634) | 2,160 | 208 | (4,266) |
| Net cash provided by operating activities | 21,522 | 1,997 | - | 23,519 |
| **Investing activities** | | | | |
| Acquisition of PointTech, net of cash | (10,193) | - | - | (10,193) |
| Transaction costs | (162) | - | - | (162) |
| Purchases of property, plant and equipment | (2,020) | (302) | - | (2,322) |
| Purchase of license agreements | (3,108) | - | - | (3,108) |
| Net cash settlements on derivative instruments | - | 143 | - | 143 |
| Net proceeds from sales of intellectual property | - | 3,232 | - | 3,232 |
| Proceeds from sale of stock investment | - | 6,889 | - | 6,889 |
| Net cash used in investing activities | (15,483) | 9,962 | - | (5,521) |
| **Financing activities** | | | | |
| Payments on long-term obligations including the revolver | (21,384) | - | - | (21,384) |
| Payments on acquired debt | (1,699) | - | - | (1,699) |
| Proceeds from issuance of common stock | 657 | - | - | 657 |
| Dividends paid | 10,154 | (10,154) | - | - |
| Net cash used in financing activities | (12,272) | (10,154) | - | (22,426) |
| Effect of change on cash | - | (57) | - | (57) |
| Net increase (decrease) in cash and cash equivalents | (6,233) | 1,748 | - | (4,485) |
| **Cash and cash equivalents** | | | | |
| Beginning of period | 5,811 | 3,077 | - | 8,888 |
| End of period | $ (422) | $ 4,825 | $ - | $ 4,403 |

# Schedule B

American Medical Instruments Holdings, Inc.'s unaudited interim
consolidated financial statements for the period ending March 22, 2006
and the quarter ended March 31, 2005.

# American Medical Instruments Holdings, Inc.

**Consolidated Financial Statements**
**For the period ended March 22, 2006 and the quarter ended March 31, 2005**

(expressed in thousands of dollars)

(Unaudited)

**American Medical Instruments Holdings, Inc.**

## UNAUDITED INTERIM CONSOLIDATED BALANCE SHEET
### (All amounts expressed in thousands of dollars)

| | March 22, 2006 $ Restated (Note 2) | December 31, 2005 $ Restated (Note 2) |
|---|---|---|
| **ASSETS** | | |
| **Current** | | |
| Cash and cash equivalents | 5,844 | 4,403 |
| Accounts receivable, net | 25,152 | 24,076 |
| Income taxes receivable | 14,263 | - |
| Inventories (Note 4) | 28,543 | 27,501 |
| Prepaid expenses and other assets | 1,605 | 2,612 |
| Deferred income taxes | 2,029 | 2,029 |
| **Total current assets** | 77,436 | 60,621 |
| Property and equipment, net (Note 5) | 41,462 | 41,897 |
| Goodwill and intangible assets, net (Note 6) | 116,951 | 118,146 |
| Debt issuance costs, net (Note 6) | 776 | 827 |
| Other assets | 22 | 281 |
| | 236,647 | 221,772 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | 26,383 | 21,885 |
| Current maturities of long-term obligations (Note 7) | 7,500 | 7,500 |
| **Total current liabilities** | 33,883 | 29,385 |
| Long-term obligations, less current maturities (Note 7) | 103,511 | 103,336 |
| Other long-term liabilities | 36,478 | 36,541 |
| Deferred income taxes | 19,925 | 22,043 |
| | 159,914 | 161,920 |
| **Stockholders' equity** | | |
| Common stock, par value $0.001 per share, 22,000 shares authorized, 10,074 shares outstanding (Note 8) | - | - |
| Additional paid in capital | 160,486 | 127,159 |
| Foreign cumulative translation adjustment | 145 | 6 |
| Retained earnings (Deficit) | (14,854) | 6,229 |
| | 145,777 | 133,394 |
| Less treasury stock at cost (11,682 shares) | (102,927) | (102,927) |
| **Total stockholders' equity** | 42,850 | 30,467 |
| | 236,647 | 221,772 |

**See accompanying notes to the unaudited consolidated financial statements.**

**American Medical Instruments Holdings, Inc.**

**UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME**
**(All amounts expressed in thousands of dollars, except per share and per share data)**

| | January 1, 2006 to March 22, 2006 $ | January 1, 2005 to March 31, 2005 $ |
|---|---|---|
| | Restated (Note 2) | Restated (Note 2) |
| **REVENUE** | | |
| Product sales | 38,007 | 40,129 |
| | 38,007 | 40,129 |
| | | |
| **EXPENSES** | | |
| Cost of goods sold | 20,115 | 19,866 |
| Research and development | 859 | 866 |
| Selling, general and administration | 48,378 | 12,510 |
| | 69,352 | 33,242 |
| **Operating income (loss)** | (31,345) | 6,887 |
| | | |
| **Other income (expenses):** | | |
| Investment and other income (expense) | (1,450) | 43 |
| Interest expense | (2,025) | (2,142) |
| Total other income (expenses) | (3,475) | (2,099) |
| **Net income (loss) before income taxes** | (34,820) | 4,788 |
| Income tax expense (recovery) | (13,737) | 1,632 |
| **Net income (loss)** | (21,083) | 3,156 |

See accompanying notes to the unaudited consolidated financial statements.

# American Medical Instruments Holdings, Inc.

## UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
### (All amounts expressed in thousands of dollars, except per share data)

| | Common Shares | | Treasury Common Stock | | Additional paid in capital | Foreign Currency Translation Adjustment | Retained Earnings (Accumulated deficit) | Total |
|---|---|---|---|---|---|---|---|---|
| | Shares # | Amount $ | Shares # | Amount $ | $ | $ | $ | $ |
| **Balance at December 31, 2005, as restated (Note 2)** | **10,074** | **-** | **11,682** | **(102,927)** | **127,159** | **6** | **6,229** | **30,467** |
| Stock-based compensation | - | - | - | - | 33,327 | - | - | **33,327** |
| Comprehensive income | | | | | | | | |
| Net loss | - | - | - | - | - | - | (21,083) | **(21,083)** |
| Foreign currency translation adjustments, net of tax | - | - | - | - | - | 139 | - | **139** |
| Total comprehensive income | - | - | - | - | 33,327 | 139 | (21,083) | **12,383** |
| **Balance at March 22, 2006, as restated (Note 2)** | **10,074** | **-** | **11,682** | **(102,927)** | **160,486** | **145** | **(14,854)** | **42,850** |

See accompanying notes to the unaudited consolidated financial statements.

**American Medical Instruments Holdings, Inc.**

**UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS**
**(All amounts expressed in thousands of dollars)**

| | January 1, 2006 to March 22, 2006 $ | January 1, 2005 to March 31, 2005 $ |
|---|---|---|
| | Restated (Note 2) | Restated (Note 2) |
| **OPERATING ACTIVITIES** | | |
| Net income (loss) | (21,083) | 3,156 |
| Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities: | | |
| Depreciation and amortization | 2,657 | 2,805 |
| Non-cash interest expense | 51 | 258 |
| Accretion to redemption value of long-term debt | 175 | 211 |
| Write-off of long-lived assets | 476 | - |
| Deferred income taxes | (502) | (602) |
| Stock-based compensation | 33,327 | 547 |
| Net change in non-cash working capital items relating to operations | | |
| Accounts receivable, net | (1,076) | (1,455) |
| Income taxes receivable | (14,263) | - |
| Inventories | (1,042) | (2,977) |
| Prepaid expenses and other | 1,007 | 3,948 |
| Accounts payable and accrued liabilities | (2,602) | (4,989) |
| Other | 5,351 | (1,670) |
| **Cash provided by (used in) operating activities** | 2,476 | (651) |
| | | |
| **INVESTING ACTIVITIES** | | |
| Acquisition of Point Technologies, Inc, net of cash acquired | (326) | - |
| Purchase of property, plant and equipment | (630) | (581) |
| Purchases of licence agreements | (218) | (1,465) |
| **Cash used in investing activities** | (1,174) | (2,046) |
| | | |
| **FINANCING ACTIVITIES** | | |
| Payment on long-term obligations | - | (4,509) |
| **Cash used in financing activities** | - | (4,509) |
| **Effect of exchange rate on cash** | 139 | (566) |
| Net increase (decrease) in cash and cash equivalents | 1,441 | (7,772) |
| Cash and cash equivalents, beginning of period | 4,403 | 8,888 |
| **Cash and cash equivalents, end of period** | 5,844 | 1,116 |

**See accompanying notes to the unaudited consolidated financial statements.**

**American Medical Instruments Holdings, Inc.**

**NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS**
**(All tabular amounts expressed in thousands of dollars, except per share data)**
**(Unaudited)**

American Medical Instruments Holdings, Inc. and Subsidiaries (the "Company"), a Delaware corporation, is 65% owned by RoundTable Healthcare Partners, LP and RoundTable Healthcare Investors, LP (collectively referred to as "RoundTable") and 35% owned by Marmon Medical Companies LLC ("Marmon"). On February 1, 2006, the Company entered into a definitive agreement to sell all outstanding shares of common stock of the Company for approximately $785 million in cash to Angiotech Pharmaceuticals, Inc. The transaction closed on March 23, 2006. The Company is engaged in the manufacturing and distribution of needles, sutures, blades, biopsy instruments, and other incision and wound care products used in ophthalmology, orthopedics, plastic and reconstructive surgery, dental, general and cardiovascular surgery.

1. **BASIS OF PRESENTATION**

These unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") and pursuant to the rules and regulations of the United States Securities and Exchange Commission for the presentation of interim financial information. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to such rules and regulations. These consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2005.

In the opinion of management, all adjustments (which include reclassification and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows at March 22, 2006 and for all periods presented, have been made. The results of operations for the three month period ended March 22, 2006 are not necessarily indicative of the results for the full year ending December 31, 2006.

2. **RESTATEMENT**

The Company has restated its previously issued interim financial statements for the period ended March 22, 2006 and quarter ended March 31, 2005 to reflect the effect of the Company's errors identified and recorded in connection with the restated 2005 financial statements. In addition, the Company has restated the March 22, 2006 financial statements to correct additional errors in the current period ended March 22, 2006 including recording additional provisions for sales returns and discounts, inventory reserves, and other accrued liabilities. The Company also recorded write-offs of long lived assets and adjustments for other items.

The 2005 restated financial statements reflect the effects of the correction of errors in accounting for the Company's outstanding warrants, the determination of the new basis of assets and liabilities and a change in the allocation of the RoundTable basis to the assets and liabilities to the Company, deferred income taxes and equity in connection with the ownership change in 2003 and accounting for the debt refinancing in 2004.

The Company restated its 2006 financial statements for the effects of the items above and to correct errors that had the effect of reducing net income for the period ended March 22, 2006 by $1.7 million. The pre-tax adjustments included a reduction of revenue of $1.2 million to record additional provisions for sales returns and discounts and additional operating expenses to record additional inventory provisions of $0.7 million, a write-off of long-lived assets of $0.5 million and other items of $0.1 million. The net tax effect of the adjustments resulted in a reduction of income tax expense of $0.8 million.

The Company has restated its statements of cash flows in both interim periods to revise amounts previously reported as a result of the changes described above.

3.  **SIGNIFICANT ACCOUNTING POLICIES**

    All accounting policies are the same as described in the Company's audited consolidated financial statements for the year ended December 31, 2005.

4.  **INVENTORIES**

|  | March 22, 2006 Restated $ | December 31, 2005 $ |
|---|---|---|
| Raw materials | 9,344 | 8,267 |
| Work in process | 11,726 | 10,105 |
| Finished goods | 10,190 | 11,787 |
|  | 31,260 | 30,159 |
| Less: allowance for excess quantities and obsolescence | 2,717 | 2,658 |
|  | 28,543 | 27,501 |

5.  **PROPERTY, PLANT AND EQUIPMENT**

|  | March 22, 2006 Restated $ | December 31, 2005 $ |
|---|---|---|
| Land | 2,891 | 2,884 |
| Building and improvements | 23,114 | 24,323 |
| Furniture and fixtures | 1,497 | 2,929 |
| Machinery and equipment | 24,603 | 21,753 |
| Construction in progress | 1,401 | 585 |
|  | 53,506 | 52,474 |
| Accumulated depreciation and amortization | (12,044) | (10,577) |
|  | 41,462 | 41,897 |

6.  **INTANGIBLE ASSETS**

|  | 2006 Restated | | | 2005 Restated | | |
|---|---|---|---|---|---|---|
|  | Original cost $ | Accumulated Amortization $ | Net $ | Original cost $ | Accumulated Amortization $ | Net $ |
| Patents and licences | 14,955 | (2,940) | 12,015 | 14,737 | (2,456) | 12,281 |
| Customer relationships | 45,240 | (14,538) | 30,702 | 45,240 | (13,403) | 31,837 |
| Trade names | 5,330 | (1,544) | 3,786 | 5,330 | (1,424) | 3,906 |
| Goodwill | 70,448 | - | 70,448 | 70,122 | - | 70,122 |
|  | 135,973 | (19,022) | 116,951 | 135,429 | (17,283) | 118,146 |
| Debt issuance costs | 1,075 | (299) | 776 | 1,075 | (248) | 827 |

7.  **LONG-TERM OBLIGATIONS**

|  | March 22, 2006 Restated $ | December 31, 2005 Restated $ |
|---|---|---|
| Senior Term A | 13,723 | 13,667 |
| Senior Term B | 97,288 | 97,169 |
|  | 111,011 | 111,231 |
| Less: current portion | (7,500) | (7,500) |
| **Long-term debt, less current portion** | 103,511 | 103,336 |

8. **STOCKHOLDER'S EQUITY**

The Company is authorized to issue 3,000 shares of one class of nonvoting preferred stock ($.01 per share par value).  There are no shares issued at March 22, 2006 and December 31, 2005.

The Company is authorized to issue 22,000 shares of $0.01 par voting common stock, 10,074 shares were issued and outstanding at March 22, 2006 (10,074 at December 31, 2005) with 11,682 shares held in treasury.

The Company issued warrants at their estimated fair value for 548 shares of common stock of the Company in conjunction with obtaining the subordinated promissory notes on May 1, 2003.  The warrants will expire on May 1, 2013.  The warrants have certain anti-dilution protection rights when additional shares are issued by the Company.  During 2005, the Company issued 45 additional warrants.  During 2006, no additional warrants were issued.

9. **STOCK OPTION PLAN**

On April 30, 2003, the Company's Board of Directors authorized a stock option plan (the "Plan").  Under the Plan, options to purchase shares of the Company's common stock may be granted to certain employees and directors with an exercise price equal to the estimated fair market value of Company's common stock on the date of grant.  The Company has reserved 1,200 shares of common stock for issuance under the Plan.

Stock option activity for the period ending March 22, 2006 is as follows:

|  | **Shares** | **Weighted-average exercise price** |
|---|---|---|
| Outstanding on December 31, 2005 | 780 | $11,413 |
| Exercised | - | - |
| **Outstanding on March 22, 2006** | 780 | $11,413 |

Immediately prior to the Acquisition, the vesting of certain AMI options accelerated in accordance with the provisions of the AMI stock option plan.  The impact of the accelerated vesting on stock-based compensation expense of $33.3 million for the period ended March 22, 2006 was recorded to SG&A.

10. **RELATED PARTY TRANSACTIONS**

RoundTable provides office space, secretarial services, sales support and other administrative services to the Company.  Fees paid for such services are included in selling, general and administrative expenses on the income statement.

11. **COMMITMENTS AND CONTINGENCIES**

The Company leases certain real property and equipment under non-cancelable operating leases, which expire at various dates through 2013.

The Company is involved in various litigation of a nature that is normal to its business.  Management does not believe that the ultimate resolution of such matters will have a material impact on the financial position or the results of operations of the Company.

12. **SUBSEQUENT EVENTS**

On March 23, 2006, Angiotech Pharmaceuticals, Inc. purchased 100% of the outstanding share of the Company and all debt was extinguished.

# Schedule C

## RESTATED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF ANGIOTECH PHARMACEUTICALS, INC.

Compilation Report
Restated Unaudited Pro Forma Consolidated Statements of Income for the year ended December 31, 2005
Restated Unaudited Pro Forma Consolidated Statements of Income for the three months ended March 31, 2006
Notes to Restated Unaudited Pro Forma Consolidated Statements of Income

**COMPILATION REPORT ON**
**RESTATED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS**

To the Directors of
**Angiotech Pharmaceuticals, Inc.**

We have read the accompanying restated unaudited pro forma consolidated statements of income of Angiotech Pharmaceuticals, Inc. (the "Company") for the year ended December 31, 2005 and the three months ended March 31, 2006, and have performed the following procedures.

1.      Compared the figures in the columns captioned "Angiotech Pharmaceuticals, Inc." to the audited consolidated statement of income of the Company for the year ended December 31, 2005 and to the unaudited interim consolidated statement of income for the three months ended March 31, 2006, respectively, and found them to be in agreement.

2.      Compared the figures in the columns captioned "American Medical Instruments Holdings, Inc." to the restated audited consolidated statement of income of American Medical Instruments Holdings, Inc. for the year ended December 31, 2005 and to the restated unaudited interim consolidated statement of income for the period ended March 22, 2006, respectively, and found them to be in agreement.

3.      Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

   (a)      the basis for determination of the pro forma adjustments; and

   (b)      whether the restated pro forma consolidated financial statements comply as to form in all material respects with instruments and policies of the respective provincial securities administrators.

 4.      The officials:

   (a)      described to us the basis for determination of the pro forma adjustments, and

   (b)      stated that the restated pro forma consolidated statements comply as to form in all material respects with instruments and policies of the respective provincial securities administrators.

5.      Read the notes to the restated pro forma consolidated statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6.      Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Angiotech Pharmaceuticals, Inc." and "American Medical Instruments Holdings, Inc." for the year ended December 31, 2005 and for the three months ended March 31, 2006, and found the amounts in the columns captioned "Pro forma Combined" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(signed) Ernst & Young LLP

Vancouver, Canada
November 17, 2006                              CHARTERED ACCOUNTANTS

# ANGIOTECH PHARMACEUTICALS, INC.

## RESTATED UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
### (All amounts expressed in thousands of U.S. dollars, except share and per share data)

### For the year ended December 31, 2005

| | Angiotech Pharmaceuticals, Inc. $ | American Medical Instruments Holdings, Inc. $ | Pro Forma Adjustments $ | Pro Forma Combined $ |
|---|---|---|---|---|
| **REVENUE** | | **Restated (Note 5)** | **(Note 3)** | |
| Royalty revenue | 189,203 | - | | **189,203** |
| Product sales | 5,334 | 174,650 | | **179,984** |
| License fees | 5,111 | - | | **5,111** |
| | 199,648 | 174,650 | | **374,298** |
| | | | | |
| **EXPENSES** | | | | |
| License and royalty fees | 28,345 | - | | **28,345** |
| Cost of goods sold | 5,653 | 83,144 | (1,151) (f) | **87,646** |
| Research and development | 31,988 | 3,341 | | **35,329** |
| Selling, general and administration | 37,837 | 56,812 | (6,030) (f) | **89,843** |
| | | | 1,224 (g) | |
| Depreciation and amortization | 9,540 | - | 24,731 (f) | **35,032** |
| | | | 761 (f) | |
| In-process research and development | 54,957 | - | | **54,957** |
| Gain on sale of intellectual property | - | (10,121) | | **(10,121)** |
| | 168,320 | 133,176 | 19,535 | **321,031** |
| **Operating income** | 31,328 | 41,474 | (19,535) | **53,267** |
| | | | | |
| **Other income (expenses):** | | | | |
| Foreign exchange gain | 1,092 | - | | **1,092** |
| Investment and other income (expense) | 10,006 | (17,131) | (6,339) (e) | **4,008** |
| | | | 221 (c) | |
| | | | 17,251 (i) | |
| Interest expense on long-term debt | - | (8,718) | 8,939 (c) | **(44,800)** |
| | | | (221) (c) | |
| | | | (44,800) (d) | |
| Write-down of investment | (5,967) | - | | **(5,967)** |
| Total other income (expenses) | 5,131 | (25,849) | (24,949) | **(45,667)** |
| **Income from continuing operations before income taxes** | 36,459 | 15,625 | (44,484) | **7,600** |
| Income tax expense (recovery) | 28,055 | 9,265 | (22,076) (j) | **15,244** |
| **Net income (loss) from continuing operations** | 8,404 | 6,360 | (22,408) | **(7,644)** |

| | |
|---|---|
| **Pro forma basic and diluted net loss from continuing operations per common share (Note 4)** | **(0.09)** |
| **Basic weighted average number of common shares outstanding (in thousands)** | **84,121** |
| **Diluted weighted average number of common shares outstanding (in thousands)** | **85,724** |

See accompanying notes to the restated unaudited pro forma consolidated statements of income.

**RESTATED UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME**
(All amounts expressed in thousands of U.S. dollars, except share and per share data)

**For the three months ended March 31, 2006**

| | Angiotech Pharmaceuticals, Inc. $ | American Medical Instruments Holdings, Inc. $ | Pro Forma Adjustments $ | Pro Forma Combined $ |
|---|---|---|---|---|
| **REVENUE** | | **Restated (Note 5)** | **(Note 3)** | |
| Royalty revenue | 41,090 | - | | **41,090** |
| Product sales | 802 | 38,007 | | **38,809** |
| License fees | 53 | - | | **53** |
| | 41,945 | 38,007 | | **79,952** |
| | | | | |
| **EXPENSES** | | | | |
| License and royalty fees | 6,513 | - | | **6,513** |
| Cost of goods sold | 634 | 20,115 | | **20,749** |
| Research and development | 9,488 | 859 | | **10,347** |
| Selling, general and administration | 10,142 | 48,378 | (1,590) (f) | **23,349** |
| | | | (33,887) (h) | |
| | | | 306 (g) | |
| Depreciation and amortization | 2,166 | - | 6,666 (f) | **9,046** |
| | | | 214 (f) | |
| In-process research and development | 1,042 | - | | **1,042** |
| | 29,985 | 69,352 | (28,291) | **71,046** |
| **Operating income (loss)** | 11,960 | (31,345) | 28,291 | **8,906** |
| | | | | |
| **Other income (expenses):** | | | | |
| Other expense | - | (1,450) | | **(1,450)** |
| Foreign exchange gain | 171 | - | | **171** |
| Investment and other income | 2,704 | - | (2,095) (e) | **609** |
| Interest expense on long-term debt | (989) | (2,025) | 2,025 (c) | **(11,143)** |
| | | | (10,154) (d) | |
| Loss on redemption of available-for-sale securities | (1,477) | - | 1,477 (e) | **-** |
| Total other income (expenses) | 409 | (3,475) | (8,747) | **(11,813)** |
| **Income (loss) from continuing operations before income taxes** | 12,369 | (34,820) | 19,544 | **(2,907)** |
| Income tax expense (recovery) | 4,389 | (13,737) | 9,353 (j) | **5** |
| **Net income (loss) from continuing operations** | 7,980 | (21,083) | 10,191 | **(2,912)** |

| | |
|---|---|
| **Pro forma basic and diluted net loss from continuing operations per common share (Note 4)** | **(0.03)** |
| **Basic weighted average number of common shares outstanding (in thousands)** | **84,534** |
| **Diluted weighted average number of common shares outstanding (in thousands)** | **85,853** |

See accompanying notes to the restated unaudited pro forma consolidated statements of income.

**NOTES TO THE RESTATED UNAUDITED PRO FORMA
CONSOLIDATED FINANCIAL STATEMENTS
(All tabular amounts expressed in thousands of U.S. dollars)**

## 1.  BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated statements of income of Angiotech Pharmaceuticals, Inc. ("Angiotech") for the three month period ended March 31, 2006 and for the year ended December 31, 2005 have been prepared to give effect to the purchase of 100% of the outstanding shares of American Medical Instruments Holdings, Inc. ("AMI") (the "Acquisition") that is described in Note 2 below.  These unaudited pro forma consolidated financial statements have been prepared by management of Angiotech using accounting policies consistent with those used in, and should be read in conjunction with, the historical audited consolidated financial statements and related notes of Angiotech for the year ended December 31, 2005 which were publicly filed on SEDAR and furnished to the SEC on a Form 6-K on EDGAR on March 2, 2006 and the historical unaudited consolidated financial statements and related notes of Angiotech for the first quarter ended March 31, 2006 which were publicly filed on SEDAR and furnished to the SEC on a Form 6-K on EDGAR on May 9, 2006.

In the opinion of Angiotech's management, the unaudited pro forma consolidated statements of income are prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and include all adjustments necessary for the fair presentation of the transaction.

The accompanying unaudited pro forma consolidated statements of income have been prepared to give effect to the Acquisition Transactions as if it had occurred as at January 1, 2005.

The unaudited pro forma consolidated statements of income for the three months ended March 31, 2006 and for the year ended December 31, 2005 have been prepared from:

• Angiotech's and AMI's restated historical audited consolidated statements of income for the year ended December 31, 2005;

• Angiotech's historical unaudited interim consolidated statement of income for the three months ended March 31, 2006;

• AMI's restated unaudited interim consolidated statement of income for the period ended March 22, 2006; and

• the adjustments and assumptions outlined in Note 3.

The pro forma adjustments for the Acquisition Transactions relating to fees and expenses, debt financing costs, interest expense and the purchase price equation are preliminary and based on information obtained to date and are subject to revision as additional information becomes available.

The unaudited pro forma consolidated statements of income may not necessarily be indicative of the results of operations that would have been achieved if the Acquisition Transactions had occurred on the dates noted above.  In preparing these unaudited pro forma consolidated statements of income, no adjustments have been made to reflect ongoing costs or savings that may result from the Acquisition Transactions.

**2.  ACQUISITION OF AMERICAN MEDICAL INSTRUMENTS HOLDINGS, INC.**

On March 23, 2006 Angiotech completed the acquisition of 100% of the equity of privately held AMI.  The acquisition was accounted for under the purchase method of accounting.  Accordingly, the assets and liabilities of AMI are consolidated with those of Angiotech from March 23, 2006.

The Acquisition Transactions include:

*   the acquisition of 100% of the outstanding shares of AMI by Angiotech for cash consideration of $787.9 million funded from the debt financings noted below and the use of $214.9 million in cash sourced from Angiotech's short-term and long-term investments;

*   the incurrence of $350.0 million of long-term debt under the term loan portion of Angiotech's new senior credit facility;

*   the issuance of $250.0 million of Angiotech's senior subordinated notes;

*   estimated direct and incremental third party acquisition costs of $8.6 million related to the Acquisition Transactions; and

*   estimated financing costs of $18.4 million related to debt financing.

**3.  PRO FORMA ADJUSTMENTS AND ASSUMPTIONS**

The pro forma consolidated statements of income give pro forma effect to the following:

(a)  Incurrence of $600.0 million of long-term debt to finance the Acquisition including the incurrence of $350.0 million of indebtedness under the term loan portion of our new senior credit facility and the net proceeds from the issuance of $250.0 million of our senior subordinated notes.  Acquisition and debt financing costs are estimated to be $8.6 and $18.4 million, respectively.

The cash sources and uses of funds in connection with the Acquisition Transactions are as follows:

| Sources of Funds | Amount $ | Uses of Funds | Amount $ |
|---|---|---|---|
| Cash from existing short-term investments | 85,952 | Cash paid to AMI stockholders | 672,056 |
| Cash from existing long-term investments | 128,941 | Cash paid to discharge existing AMI debt | 115,869 |
| Term loan facility | 350,000 | Acquisition costs | 8,583 |
| Senior subordinated notes | 250,000 | Financing costs | 18,385 |
| Total sources | 814,893 | Total uses | 814,893 |

(b)  The Acquisition will be accounted for under the purchase method of accounting at closing with Angiotech identified as the acquirer in accordance with Financial Accounting Standards Board (FASB) Statement No. 141, *Business Combinations*.

The purchase price will be assigned to the specific assets acquired and liabilities assumed based on fair values at closing.  Certain components of the asset valuations are subject to independent valuation. Accordingly, the allocation set out below is preliminary and may be materially different from the actual closing amounts.

Based on the preliminary estimated fair values of the assets and liabilities of AMI at December 31, 2005, the purchase price of $787.9 million plus $8.6 million of estimated acquisition costs would be allocated as follows:

|  | $ |
|---|---|
| Current assets | 73,668 |
| Property, plant and equipment | 48,500 |
| Identifiable intangible assets | 191,600 |
| Goodwill | 602,345 |
| Accounts payable and accrued liabilities | (25,104) |
| Deferred income tax liabilities | (92,917) |
| Other long-term liabilities | (1,584) |
| Total estimated purchase price | 796,508 |

For the year ended December 31, 2005, the stockholders' equity of AMI, including additional paid in capital of $24.2 million, retained earnings of $6.2 million and accumulated other comprehensive income of $6,000, has been eliminated on consolidation.

The estimated intangible assets of $793.9 million acquired in the Acquisition will be allocated between goodwill and other identifiable intangible assets. Such allocation will be dependent on an external valuation, completion of management's analysis of the intangible assets acquired and other relevant market factors. For the purpose of the pro forma financial statements, the intangible assets have been allocated $602.3 million to goodwill and $191.6 million to identifiable intangible assets.

In accordance with Financial Accounting Standards Board (FASB) Statement No. 142, *Goodwill and Other Intangible Assets,* goodwill is not subject to amortization and amounts allocated to identifiable intangible assets with finite lives are to be amortized over the estimated useful lives of the assets.

(c) AMI interest expense of $8.9 and $2.0 million has been eliminated as a result of the repayment of AMI debt for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, and AMI interest income of $0.2 million for the year ended December 31, 2005 has been reclassified.

(d) Pro forma adjustment to interest expense of $44.8 and $10.2 million relating to the debt incurred by Angiotech to finance the Acquisition is recognized for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, calculated as follows:

|  | Pro Forma Interest Expense | |
|---|---|---|
|  | For the three months ended March 31, 2006 $ | For the year ended December 31, 2005 $ |
| $350,000 and $346,500 senior term loan facility, estimated interest rate of 6.42% and 6.42% (LIBOR + 1.50%) for the year ended December 31, 2005 and for the three months ended March 31, 2006, respectively | 5,561 | 22,470 |
| $250,000 senior subordinated notes, interest rate of 7.75% due 2014 | 4,844 | 19,375 |
| Revolving credit facility commitment fees | 94 | 380 |
| Amortization of deferred financing costs | 644 | 2,575 |
| Interest expense recorded | (989) | - |
| Net pro forma adjustment to interest expense | 10,154 | 44,800 |

(e) Angiotech investment income of $6.3 and $2.1 million has been reduced for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, due to the use of $214.9 million of cash on hand to finance the Acquisition using Angiotech's average 2005 investment yield of 2.9% and Angiotech's average quarterly investment yield of 3.9%. The loss on redemption of available-for-sale securities of $1.5 million for the three months ended March 31, 2006 has been eliminated.

(f) Incremental depreciation and amortization expense of $18.3 and $5.3 million has been recognized for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, relating to fair market value of identifiable intangible assets and property, plant and equipment acquired. Depreciation and amortization expense has been calculated using an estimated average useful life of 7.75 years for intangible assets and 4.6 years for property, plant and equipment as follows:

| | Pro Forma Depreciation and Amortization Expense | |
|---|---|---|
| | For the three months ended March 31, 2006 $ | For the year ended December 31, 2005 $ |
| Fair market value of identifiable intangible assets acquired | 191,600 | 191,600 |
| Amortization expense for the period using estimated life of 7.75 years | 6,666 | 24,731 |
| Less: Reversal of AMI amortization expense included in cost of goods sold | - | (1,151) |
| Less: Reversal of AMI amortization expense included in selling, general and administration | (1,590) | (6,030) |
| Net pro forma adjustment to amortization expense | 5,076 | 17,550 |
| | | |
| Fair market value of property, plant and equipment acquired | 48,500 | 48,500 |
| Less: Book value of property, plant and equipment acquired | (41,462) | (41,897) |
| Excess of fair market value of property, plant and equipment acquired over book value | 7,038 | 6,603 |
| Less: Amount relating to non-depreciable assets | (3,081) | (3,081) |
| Total depreciable balance | 3,957 | 3,522 |
| Net pro forma adjustment to depreciation expense for the period using estimated life of 4.6 years | 214 | 761 |
| Net pro forma adjustment to depreciation and amortization expense | 5,290 | 18,311 |

(g) Recognition of additional stock-based compensation expense of $1.2 and $0.3 million for AMI Replacement Options for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, under the fair value provisions of Standards of Financial Accounting Board ("SFAS") No. 123(R) *"Share-Based Payment"*, a revision to SFAS 123 *"Accounting for Stock-Based Compensation"* adopted by Angiotech, effective January 1, 2006.

(h) Elimination of AMI stock-based compensation expense of $33.3 million for the three months ended March 31, 2006. Immediately prior to the Acquisition, the vesting of certain AMI options accelerated in accordance with the provisions of the AMI stock option plan. The impact of the accelerated vesting on pro forma stock-based compensation expense has been eliminated in these unaudited pro forma consolidated financial statements for the three months ended March 31, 2006. Due to the vesting and subsequent exercise of non-qualified stock option exercises, employer withholdings of $0.6 million was recorded by AMI and has been eliminated in these unaudited pro forma consolidated financial statements for the three months ended March 31, 2006.

(i) Elimination of AMI non-cash expense of $17.3 million relating to a change in fair value of warrant liabilities for the year ended December 31, 2005.

(j)  Net increase (reduction) of provision for income taxes of ($22.1) and $9.4 million for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, relating to the net changes to interest expense, reduction of interest income, incremental amortization of intangible assets, incremental depreciation of property, plant and equipment and stock-based compensation described in notes 3(c), (d), (e), (f), (g) and (h).  The effects on the provision for income taxes for the year ended December 31, 2005 were determined by applying an effective tax rate to the previously mentioned pro forma adjustments of 34.9% and 39.8% for the adjustments relating to Angiotech and to AMI, respectively.  The effects on the provision for income taxes for the three months ended March 31, 2006 were determined by applying effective tax rates to the previously mentioned pro forma adjustments varying from 26.0% to 40.0 % and 40.0% for the adjustments relating to Angiotech and to AMI, respectively.

4.  **PRO FORMA LOSS PER SHARE**

No effect has been given to the potential exercise of the AMI Replacement Options convertible into Angiotech shares in the calculation of diluted net loss per common share for the year ended December 31, 2005 and the three months ended March 31, 2006, as the effect of including them would be anti-dilutive.

5.  **RESTATEMENT**

The historical AMI financial statements have been restated to give effect to the correction of errors relating to (i) the accounting for the AMI asset values recorded in connection with the acquisition of 65% of AMI by one of the parties from whom Angiotech acquired AMI, (ii) the accounting for warrants issued by AMI as a liability and (iii) accounting for the effects of changes in a debt instrument which occurred in 2004.  In addition, the historical financial statements of AMI for the period ended March 22, 2006 have been restated to record additional provisions for sales returns and discounts and other operating expenses previously not recorded.  For additional information, see note 2 of the AMI restated consolidated financial statements for the year ended December 31, 2005 and the period ended March 22, 2006.